82-1711

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

FOSTER'S
GROUP

Inspiring Global Enjoyment

For your information as released to

The Australian Stock Exchange.

05006244

With Compliments Fosters Brewing

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2017 Fax 61 3 9633 2070 email peter.bobeff@fostersgroup.com
ABN 49 007 620 886

Peter A Bobeff
Senior Vice President
Commercial Affairs

FOSTER'S GROUP

Inspiring Global Enjoyment

3 February 2005

The Manager
Company Announcements Platform
Australian Stock Exchange Limited
91 King William Street
Adelaide SA 5000

Dear Sir/Madam

Beringer Blass Wines Pty Ltd's takeover bid for Southcorp Limited

We refer to the takeover bid by Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) (a wholly owned subsidiary of Foster's Group Limited ACN 007 620 886 (**Foster's**)) for Southcorp Limited ACN 007 722 643 (**Southcorp**) announced on 17 January 2005.

Attached is a letter to be sent to Southcorp shareholders who have been, or will be, sent a copy of BBW's bidder's statement in accordance with Foster's undertaking to the Takeovers Panel.

Yours sincerely

Peter A Bobeff

Peter Bobeff
Company Secretary

attachment

dlw 3/15

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

2 February 2005

Dear Southcorp Shareholder,

Foster's recently sent you its bidder's statement outlining its Offer to acquire all of your shares in Southcorp for $4.17 per share in cash.

In the bidder's statement booklet, we said that our Offer represents a 49% premium to the average valuation of Southcorp, based on broker research.

Following discussions with the Takeovers Panel, we have given an undertaking to provide the attached information on the period of time over which the broker valuations were made and the range of the values which the brokers gave. This is to assist you in making an informed assessment of the weight to be given to the average of those valuations which is given in the bidder's statement booklet.

The Takeovers Panel advised that on the basis of Foster's undertaking to the Panel to provide this information to you, close to the time it sent you its bidder's statement, the Takeovers Panel did not see a need to make any interim orders restraining the dispatch of the Foster's bidder's statement pending the completion of its current proceedings into the application by Southcorp.

If you have any questions in relation to our Offer please do not hesitate to contact the offer enquiry line on 1800 101 769 from within Australia or +61 3 9415 4242 from outside Australia, or visit the Foster's website on www.fostersgroup.com.

Yours sincerely

Frank Swan
Chairman, Foster's Group Limited

On page 3 of the bidder's statement booklet we stated that the Offer of $4.17 per share is $1.38 per share more than, or a 49% premium to, the average of a group of broker valuations for Southcorp of $2.79 per share.


Average Broker Valuation
Offer Price
$1.38
per share
49%
premium
$2.79
$4.17

Note: Average broker valuation based on the valuation published by 9 brokers in the most recent broker research reports available to Foster's prior to 13 January 2005, being the day Foster's announced the purchase of an 18.8% interest in Southcorp from Reline Investments Pty Ltd. The names of the brokers from whom you may obtain copies of these reports may be requested by calling the offer enquiry line.

The Panel was concerned to ensure that Southcorp shareholders were aware of the spread of dates over which the valuations were prepared and the range of valuations which were included in the numerical average which was given. Therefore, Foster's wishes to advise Southcorp shareholders that the average broker valuation of $2.79 was calculated using the valuations of nine brokers, and the values in those brokers' reports range between approximately $2.00 and approximately $4.00. These valuations were published in reports that were released between August 2004 and January 2005.

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com

FOSTER'S
GROUP

Inspiring Global Enjoyment

**For your information as released to
The Australian Stock Exchange.**

With Compliments

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2017 Fax 61 3 9633 2070 email peter.bobeff@fostersgroup.com
ABN 49 007 620 886

Peter A Bobeff
Senior Vice President
Commercial Affairs

FOSTER'S
GROUP
Inspiring Global Enjoyment

2 February 2005

The Manager
Company Announcements Platform
Australian Stock Exchange Limited
91 King William Street
Adelaide SA 5000

Dear Sir/Madam

Beringer Blass Wines Pty Ltd's takeover bid for Southcorp Limited

We refer to the takeover bid by Beringer Blass Wines Pty Ltd ACN 105 344 965 (**BBW**) (a wholly owned subsidiary of Foster's Group Limited ACN 007 620 886) for Southcorp Limited ACN 007 722 643 (**Southcorp**) announced on 17 January 2005.

In accordance with item 8 of section 633(1) of the Corporations Act, we confirm that BBW has sent its bidder's statement, a copy of which is **attached**, to all shareholders of Southcorp.

Yours sincerely

attachment

FOSTER'S
GROUP

Cash Offer of $4.17 per share to acquire all of your shares in Southcorp Limited ABN 80 007 722 643

Offer made by Beringer Blass Wines Pty Ltd ACN 105 344 965
a wholly owned subsidiary of Foster's Group Limited ABN 49 007 620 886



Bidder's Statement

This document is important and requires your immediate attention.

If you are in any doubt as to how to deal with it, please consult your stockbroker, legal or financial adviser.

If you have any questions in relation to the Offer, please call the offer enquiry line on 1800 101 769 (toll free from within Australia) or +61 3 9415 4242 (for calls made from outside Australia).

IMPORTANT DATES

Announcement Date .... 17 January 2005
Bidder's Statement lodged .... 18 January 2005
Date of Offer .... 2 February 2005
Offer closes – 5pm (Melbourne time) unless extended* .... 17 March 2005

* The Offer may be extended to the extent permissible under the *Corporations Act*.

INVESTMENT DECISIONS

The Bidder's Statement does not take into account the individual investment objectives, financial situation or particular needs of each Southcorp Shareholder or any other person. You should consider seeking independent financial and taxation advice before making a decision as to whether or not to accept the Offer.

HOW TO ACCEPT

Acceptances must be received by the end of the Offer Period. The manner by which you accept the Offer will depend on the nature and type of your holding. Full details of how to accept the Offer are set out in **section 2.7**. A summary is set out below.

Issuer Sponsored Holdings

Please complete and sign the enclosed Acceptance Form in accordance with the instructions provided on the form and return it, together with any other documents required by those instructions, in the reply paid envelope (not able to be used by overseas Southcorp Shareholders).

CHESS Holdings

Please instruct your Controlling Participant (eg. your broker) to initiate acceptance of the Offer, or otherwise accept in accordance with the ASTC Settlement Rules.

Share plans

If you hold Your Southcorp Shares under an employee share plan, please refer to **section 8.2**.

QUERIES

If you have any questions about the Bidder's Statement, please contact the offer enquiry line on 1800 101 769 (or +61 3 9415 4242 for international callers) or your stockbroker, legal or financial adviser. As required by the *Corporations Act*, calls to the offer enquiry line will be recorded.

Information relating to the Offer can be obtained from Foster's website (www.fostersgroup.com).

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP

2 February 2005

Dear Southcorp Shareholder,

I am pleased to enclose the offer (Offer) to acquire all of your shares in Southcorp Limited (Southcorp) by Beringer Blass Wines Pty Ltd, a wholly owned subsidiary of Foster's Group Limited (Foster's).

Under the Offer, **you will receive $4.17 cash for each Southcorp share that you hold** and you will not incur any brokerage costs.

This is an **outstanding offer for you**. Foster's believes:

1) **Southcorp's current share price is inflated**
   - In the absence of takeover speculation, Southcorp's share price would be significantly lower than the Offer price of $4.17 per share
   - The Offer is the only takeover offer available to Southcorp shareholders

2) **$4.17 per share is a great price**
   - A substantial premium to the average valuation of Southcorp based on independent broker research[1]
   - One of the highest multiples ever offered for a major wine company[2]
   - A substantial premium to the trading multiples for comparable companies[3]
   - A substantial premium to the share price of Southcorp prior to the recent consolidation wave and heightened Southcorp takeover speculation

3) **The Oatley family has decided to sell its 18.8% strategic stake at the same price[4]**
   - The sale price of $4.17 per share was the result of intense negotiations between Foster's and the Oatleys
   - The Oatleys' decision to sell is significant because Bob and Sandy Oatley have an intimate knowledge of Southcorp's business through their previous strategic shareholding and former positions as Directors of the company

Foster's believes the combination of Foster's and Southcorp will create the pre-eminent portfolio of Australian premium wine brands including *Penfolds*, *Wolf Blass*, *Rosemount*, *Lindemans*, *Saltram* and *Yellowglen* together with leading beer brands such as *Foster's*, *VB*, *Carlton* and *Crown Lager*. Foster's is committed to preserving the heritage of these illustrious brands and believes it is important that they **remain owned by an Australian company**.

I strongly encourage you to **accept this outstanding Offer** for the reasons set out above. A summary of how to accept is set out on the inside cover of this booklet and in the transfer and acceptance form that accompanies this booklet. The Offer is subject to conditions which are also set out in this booklet.

If you have any questions, please do not hesitate to contact the offer enquiry line on 1800 101 769 from within Australia or +61 3 9415 4242 from outside Australia, or visit the Foster's website on www.fostersgroup.com.

The Offer is scheduled to close at 5pm (Melbourne time) on 17 March 2005.

Thank you for your consideration of the Offer.

Yours sincerely

Frank Swan
Chairman, Foster's Group Limited

---

[1] *See table on page 3.*
[2] *See table on page 3.*
[3] *See table on page 4.*
[4] *On the terms of the agreement described in section 7.4 of the Bidder's Statement.*

FEATURES OF THE OFFER

This summary provides an overview of the Offer and is qualified by the detailed information contained in the Bidder's Statement. You should read the Bidder's Statement in full before deciding whether or not to accept the Offer.

Defined terms used in this summary are capitalised. The definitions of these terms are set out in the Glossary in section 11 of the Bidder's Statement.

Features of the Offer

Offer	$4.17 per Southcorp Share in cash
Closing date	The Offer closes at 5pm (Melbourne time) on 17 March 2005, unless it is extended by Bidder
Payment terms	If you accept the Offer, Bidder will pay you the consideration under the Offer by the earlier of: ■ 21 days after the end of the Offer Period; or ■ one month after the day both of the following apply: — you have validly accepted the Offer; and — the Offer has become unconditional
Brokerage	You will not pay any brokerage on accepting the Offer
Conditions	The Offer is subject to the conditions set out in **section 2.12** of the Bidder's Statement Bidder may choose to waive these conditions. Details as to how these conditions can be waived are set out in **section 2.14** of the Bidder's Statement

WHY YOU SHOULD ACCEPT

1. The Offer is a substantial premium to the average valuation of Southcorp based on independent broker research

The Offer of $4.17 per share is **$1.38 per share more than the average broker valuation** for Southcorp of $2.79 per share, or a **49% premium.**



Average Broker Valuation
Offer Price
$1.38 per share
49% premium
$2.79
$4.17

Note: Average broker valuation based on the valuation published by 9 brokers in the most recent broker research reports available to Foster's prior to 13 January 2005, being the day Foster's announced the purchase of an 18.8% interest in Southcorp from Reline Investments Pty Ltd. The names of the brokers from whom you may obtain copies of these reports may be requested by calling the offer enquiry line.

2. The Offer represents one of the highest multiples ever offered for a major wine company

The Offer of $4.17 per share represents a multiple of 14.9 times one-year forward enterprise value (EV) to earnings before interest, tax, depreciation and amortisation (EBITDA) based on consensus broker estimates.

This is **one of the highest multiples ever paid for a major wine company**.

Further, the Offer of $4.17 per share is 28% higher than the price implied if Foster's were to offer Southcorp shareholders the same one-year forward multiple that Southcorp paid for Rosemount, of 12.2 times (only $3.26 per share).

1 Year Forward EV / EBITDA Transaction Multiples



12.0 x
12.2 x
12.2 x
12.3 x
15.2 x
14.9 x
Average multiple (excluding Foster's/ Southcorp) is 12.8x which equates to an implied Southcorp price of only $3.45 per share[5]
Foster's/ Beringer
Allied Domecq/ Montana
Southcorp/ Rosemount
Constellation/ BRL Hardy
Constellation/ Mondavi
Foster's/ Southcorp

	Foster's/ Beringer	Allied Domecq/ Montana	Southcorp/ Rosemount	Constellation/ BRL Hardy	Constellation/ Mondavi	Foster's/ Southcorp
Implied Southcorp Share Price[5]	$3.19	$3.26	$3.26	$3.29	$4.26	$4.17
Implied Premium at $4.17	31%	28%	28%	27%	(2)%	-

Note: Multiples calculated using company filings, announcements and broker reports. Includes recent wine transactions over US$500m. SGARA (self-generating and regenerating assets as defined in AASB 1037) impact excluded where disclosed.

[5] Implied share price calculated using actual net debt at 30 June 2004 ($598m) and median broker forecast EBITDA calendarised to 31 December 2005.

3. The Offer represents a substantial premium to trading multiples for comparable companies

The 14.9 times one-year forward EV / EBITDA multiple also represents a **48% premium** to the average one-year forward EV / EBITDA trading multiple for comparable companies.

1 Year Forward EV / EBITDA Trading Multiples


14.9 x
48% premium
Average (excluding Southcorp): 10.1x
7.3 x
8.4 x
9.0 x
10.1 x
10.6 x
10.6 x
10.9 x
11.0 x
11.4 x
11.6 x
Baron De Ley
Evans & Tate
McGuigan Simeon
Allied Domecq
Lion Nathan
Diageo
Pernod Ricard
Constellation
Vincor
Foster's (Consensus)
Southcorp at $4.17

Note: Multiples calculated using company filings, announcements and broker reports. SGARA impact excluded where disclosed. Calendarised to a 31 December year end. Prices as at 12 January 2005, the day before Foster's announced the purchase of an 18.8% interest in Southcorp from Reline Investments Pty Ltd.

4. The Offer represents a significant premium to the trading price of Southcorp prior to the recent consolidation wave and heightened Southcorp takeover speculation

Foster's believes that Southcorp's share price has traded above its fundamental valuation for a considerable period of time due to an expectation that it would become a takeover target. Foster's believes this was exacerbated recently by industry consolidation and another bout of specific takeover speculation in relation to Southcorp.

The Offer represents **a substantial premium to the Southcorp share price** prior to this recent activity. It is a:

- **33% premium** to the volume weighted average price (VWAP) for the month prior to the recapitalisation announcement by leading US premium wine company, Robert Mondavi Corporation
- **25% premium** to the VWAP for the month prior to Constellation's announcement regarding its Offer to acquire Mondavi

Southcorp Share Price from 1 July 2004 to 12 January 2005


Offer Price: $4.17
Share Price
$4.40
$4.20
$4.00
$3.80
$3.60
$3.40
$3.20
$3.00
$2.80
$2.60
33% premium to $3.13, being the volume weighted average price of Southcorp shares in the month to 20 August 2004 (the day Mondavi announced its recapitalisation plans)
25% premium to $3.33, being the volume weighted average price of Southcorp shares in the month to 19 October 2004 (the day Constellation announced its offer for Mondavi)
3-Nov-2004 Constellation increased offer for Mondavi and received Board recommendation
20-Aug-2004 Mondavi announced recapitalisation plan
14-Sep-2004 Mondavi announced plan to divest its luxury wine assets
19-Oct-2004 Constellation announced offer for Mondavi
1-Nov-2004 Constellation consortium increased offer for Chalone
19-Dec-2004 Diageo announced offer for Chalone
22-Dec-2004 Constellation closed acquisition of Mondavi
Jul-2004
Aug-2004
Sep-2004
Oct-2004
Nov-2004
Dec-2004
Jan-2005

WHAT YOU SHOULD DO

#1 Read the Bidder's Statement

#2 Read the Target's Statement to be provided by Southcorp

#3 Consult your broker, financial or other professional adviser if you are in any doubt as to what action to take or how to accept the Offer

If you have any questions, you may also contact the offer enquiry line on 1800 101 769 from within Australia or +61 3 9415 4242 from outside Australia, or visit the Foster's website on www.fostersgroup.com

---

#4 **Accept this Offer**

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TABLE OF CONTENTS

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Bidder's Statement

Offer by

Beringer Blass Wines Pty Ltd ACN 105 344 965

A wholly owned subsidiary of

Foster's Group Limited ABN 49 007 620 886

to acquire all of your ordinary shares in

Southcorp Limited ABN 80 007 722 643

for $4.17 cash per share

Offer closes 17 March 2005, unless extended

This is an important document and requires your immediate attention

If you are in any doubt as to how to deal with it, please consult your stockbroker, legal or financial adviser

This page has intentionally been left blank

Bidder's Statement

by Beringer Blass Wines Pty Ltd ACN 105 344 965
a wholly owned subsidiary of
Foster's Group Limited ABN 49 007 620 886

1. Important information

This Bidder's Statement dated 18 January 2005 is given by Bidder to Southcorp under Part 6.5 of the *Corporations Act*. It includes an Offer dated 2 February 2005 on the terms set out in **section 2.**

A copy of this Bidder's Statement was lodged with ASIC on 18 January 2005. Neither ASIC nor any of its officers takes responsibility for the contents of this Bidder's Statement.

A number of important words and phrases with particular meanings are used in this document. These terms are explained in the Glossary.

2. Offer

2.1 Offer

Bidder offers to acquire all of Your Southcorp Shares on the terms and subject to the conditions of this Offer.

2.2 Consideration

The consideration offered is $4.17 in cash for each of Your Southcorp Shares.

2.3 Offer for all of your holding

You may only accept this Offer in respect of all Your Southcorp Shares. If you hold one or more parcels as trustee or nominee for, or otherwise on account of, another person, certain exceptions to this requirement may apply (see **section 2.6**).

2.4 Offer Period

Unless this Offer is withdrawn or extended in accordance with the *Corporations Act*, this Offer will remain open during the period commencing on 2 February 2005 and ending at 5pm (Melbourne time) on 17 March 2005.

2.5 Shares to which Offer extends

The Offer relates to Southcorp Shares that exist or will exist as at the Relevant Date (19 January 2005).

The Offer extends to all Southcorp Shares which are issued from the Relevant Date to the end of the Offer Period as a result of the exercise of Southcorp Options.

2.6 Acceptance by transferees and nominees

(a) This Offer is made to you as the holder of Your Southcorp Shares at the Relevant Date.

(b) If at the time this Offer is made to you, or at any time during the Offer Period and before you accept this Offer another person is, or is entitled to be registered as the holder of some or all of Your Southcorp Shares (the **Transferred Shares**):

(i) a corresponding Offer is taken to have been made to that other person in respect of the Transferred Shares;

(ii) this Offer is deemed to have been withdrawn; and

(iii) a corresponding Offer is taken to have been made to you in respect of Your Southcorp Shares other than the Transferred Shares.

(c) If at any time during the Offer Period and before you accept this Offer, you hold one or more parcels of Your Southcorp Shares as trustee or nominee for, or otherwise on account of, another person within the meaning of section 653B of the *Corporations Act*, then in accordance with section 653B of the *Corporations Act*:

(i) this Offer will be deemed at that time to consist of separate corresponding Offers made to you in relation to the respective distinct parcels of Your Southcorp Shares including any parcel that you hold in your own right;

(ii) an acceptance by you of any of those separate corresponding Offers is ineffective unless you have given to Bidder notice which:

(A) indicates that Your Southcorp Shares consist of distinct parcels; and

(B) if it relates to Southcorp Shares in a CHESS Holding, is in an electronic form approved by the ASTC Settlement Rules; or

(C) if it relates to Southcorp Shares held in an Issuer Sponsored Holding, is in writing; and

(iii) you may at the one time accept two or more such corresponding Offers as if they were a single Offer in relation to a distinct parcel of Southcorp Shares.

2.7 How to accept this Offer

You may accept this Offer at any time during the Offer Period, in the manner provided in this **section 2.7**.

The manner in which you accept this Offer will depend on whether Your Southcorp Shares are in an Issuer Sponsored Holding or in a CHESS Holding.

If some of Your Southcorp Shares are in an Issuer Sponsored Holding, and some of Your Southcorp Shares are in a CHESS Holding, your acceptance of this Offer will require action under both **sections 2.7(a)** and **(b)** in relation to the separate portions of Your Southcorp Shares.

If you have any questions about how to accept this Offer, please contact the offer enquiry line on 1800 101 769 or (or +61 3 9415 4242 for international callers).

(a) Issuer Sponsored Holding

If Your Southcorp Shares are held in an Issuer Sponsored Holding, to accept this Offer you must complete and sign the accompanying Acceptance Form in accordance with the instructions on it and return it, together with any other documents required by those instructions, to:

(By mail)

Computershare Investor Services Pty Limited
Southcorp Takeover Offer
GPO Box 52
Melbourne VIC 8060

OR

(By delivery in person)

Computershare Investor Services Pty Limited
Southcorp Takeover Offer
Yarra Falls
452 Johnston Street
Abbotsford VIC 3067

so that it is received by Bidder before the end of the Offer Period. A reply paid envelope is enclosed for your convenience (not able to be used by overseas Southcorp Shareholders).

Acceptance will be deemed to have been effected when, subject to this **section 2**, the duly completed Acceptance Form has been received at one of the above addresses.

(b) CHESS Holding

If Your Southcorp Shares are held in a CHESS Holding, then acceptance of this Offer can only be made in accordance with the ASTC Settlement Rules by:

(i) instructing your Controlling Participant to initiate acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period;

(ii) completing and signing the accompanying Acceptance Form in accordance with the instructions on it and returning it, together with any other documents required by those instructions, to one of the addresses listed in **section 2.7(a)** so that it is received before the end of the Offer Period; or

(iii) if you are a Broker or a Non-Broker Participant, initiating acceptance of this Offer in accordance with Rule 14.14 of the ASTC Settlement Rules before the end of the Offer Period.

By accepting this Offer in the manner outlined in **section 2.7(b)(ii)**, you authorise Bidder to instruct your Controlling Participant to initiate acceptance of this Offer on your behalf in accordance with Rule 14.14 of the ASTC Settlement Rules. You may not accept this Offer pursuant to section **2.7(b)(ii)** if you are a Broker or Non-Broker Participant.

2.8 Acceptance Forms

(a) Except in relation to Southcorp Shares in a CHESS Holding, Bidder may at any time deem any Acceptance Form received by it before the end of the Offer Period to be a valid acceptance although Bidder receives a facsimile copy of the Acceptance Form rather than the original or although any of the other requirements for acceptance have not been complied with, but no payment of consideration need be made until the required documents have been received and any outstanding requirements have been satisfied.

(b) If your Acceptance Form is returned by mail, it will be deemed to be received in time if the envelope in which it is sent it post-marked before the expiry of the Offer Period (even if it is received after that date).

2.9 Effect of acceptance

By accepting this Offer in accordance with **section 2.7** you will have:

(a) accepted this Offer irrevocably in accordance with its terms and conditions in respect of Your Southcorp Shares;

(b) agreed to transfer Your Southcorp Shares to Bidder, subject to the Offer being declared free from the conditions set out in **section 2.12** or such conditions being satisfied or waived;

(c) authorised Bidder (by any of its directors, secretaries, officers, employees and agents, jointly and severally) to complete on your behalf on the Acceptance Form (if applicable) correct details of Your Southcorp Shares, fill in any blanks remaining on the Acceptance Form and rectify any error in or omission from the Acceptance Form as may be necessary to make it an effectual acceptance of this Offer or to enable registration of the transfer of Your Southcorp Shares to Bidder;

(d) represented and warranted to Bidder that Your Southcorp Shares will, both at the time of your acceptance of this Offer and at the time of registration of the transfer of Your Southcorp Shares to Bidder, be fully paid up and free from Encumbrances, that you have full power and authority to sell Your Southcorp Shares and that, upon transfer, Bidder will be the owner of Your Southcorp Shares;

(e) represented and warranted to and agreed with Bidder that Your Southcorp Shares will be acquired by Bidder with all Rights and that you will execute all instruments as Bidder may require for the purpose of vesting in it such Rights;

(f) irrevocably authorised and directed Southcorp to pay to Bidder or to account to Bidder for all Rights, subject to any Rights received by Bidder being accounted for by Bidder to you if the Offer is withdrawn or the contract formed by your acceptance of this Offer is rendered void;

(g) except where Rights have been paid or accounted for under **section 2.9(f)**, irrevocably authorised Bidder to deduct from the consideration payable in respect of Your Southcorp Shares, the amount of all Rights or, where the Rights take a non-cash form, an amount equal to the value of those Rights (as reasonably assessed by Bidder);

(h) represented and warranted to Bidder that, unless you have provided notice in accordance with **section 2.6(c)(ii)**, Your Southcorp Shares do not consist of distinct parcels of Southcorp Shares;

(i) irrevocably appointed Bidder and its directors, secretaries, officers and agents from time to time, jointly and severally, as your attorney in your name and on your behalf to attend and vote in respect of Your Southcorp Shares at any and all general meetings of Southcorp held from the time that this Offer or any contract resulting from your acceptance of this Offer is or becomes unconditional until Bidder is registered as the holder of Your Southcorp Shares;

(j) irrevocably appointed Bidder and its directors, secretaries, officers and agents from time to time, jointly and severally, from the time that this Offer or any contract resulting from acceptance of this Offer is or becomes unconditional, as your attorney in your name and on your behalf:

    (i) to execute and deliver all forms, transfers, assignments, notices and instruments (including instruments appointing a director of Bidder as a proxy in respect of Your Southcorp Shares and any application to Southcorp for a replacement certificate in respect of any certificate which has been lost or destroyed) and exercise any voting rights attaching to Your Southcorp Shares;

    (ii) generally to exercise all your powers and Rights in relation to Your Southcorp Shares including the power to requisition or join in requisitioning general meetings of Southcorp in accordance with the constitution of Southcorp or sections 249D, 249E or 249F of the *Corporations Act* and to consent to short notice of any general meetings of Southcorp; and

(iii) to request Southcorp to register in the name of Bidder (or its nominee) Your Southcorp Shares which you hold on any register of Southcorp,

and agreed that, in exercising the powers conferred by this power of attorney, Bidder or a director, secretary, officer or agents of Bidder (as the case may be) will be entitled to act in the interests of Bidder as the beneficial owner and intended registered holder of Your Southcorp Shares;

(k) irrevocably authorised Bidder, from the time this Offer or any contract resulting from acceptance of this Offer is or becomes unconditional or all conditions have been satisfied, to notify Southcorp on your behalf that your address for the purpose of serving notices upon you in respect of Your Southcorp Shares is the address of Bidder and that all such notices are to be marked care of Bidder and to direct Southcorp to serve all notices and to send all correspondence, payments of dividends and other distributions, rights and entitlements, notifications of entitlements and other communications and documents of any kind in respect of Your Southcorp Shares to Bidder at its address;

(l) in respect of any of Your Southcorp Shares which are held in a CHESS Holding, irrevocably authorised and directed Bidder by its directors, secretaries, officers, employees and agents to:

(i) instruct your Controlling Participant to initiate acceptance of this Offer in respect of those Southcorp Shares in accordance with the ASTC Settlement Rules; and

(ii) give any other instructions in relation to those Southcorp Shares to your Controlling Participant on your behalf under the sponsorship agreement between you and the Controlling Participant, as determined by Bidder acting in its own interests as a beneficial owner and intended registered holder of Your Southcorp Shares; and

(m) if at the time of acceptance of this Offer Your Southcorp Shares are in a CHESS Holding, authorised, with effect from the date of this Offer or any contract resulting from acceptance of this Offer is declared free from all its conditions or such conditions are satisfied or waived, Bidder to cause a message to be transmitted to ASTC in accordance with Rule 14.17.1 of the ASTC Settlement Rules so as to transfer Your Southcorp Shares to Bidder's Takeover Transferee Holding. Bidder will be so authorised, even though at the time of such transfer it has not paid the consideration due to you under this Offer.

2.10 Dividends and other entitlements

(a) Bidder is entitled to all Rights declared, paid, made or which may arise or accrue on or after the date of this Bidder's Statement in respect of Southcorp Shares which it acquires pursuant to this Offer.

(b) If any Rights (including any non-cash Rights) are declared, paid, made, arise or accrue to you as the holder of Your Southcorp Shares, Bidder will (provided the Rights have not been paid or transferred to Bidder) be entitled to reduce the consideration specified in **section 2.2** and payable by it to you by an amount equal to the amount of the Rights (or, where the Rights take a non-cash form, an amount equal to the value of those Rights, as reasonably assessed by Bidder).

(c) As set out in **section 2.12(l)**, it is a condition of this Offer that Southcorp does not declare or pay any dividend, bonus or other distribution between 12 January 2005 and the end of the Offer Period.

2.11 Payment for Southcorp Shares acquired

(a) If you accept this Offer and your acceptance complies with **section 2.7** or Bidder determines to treat your acceptance as valid, Bidder will pay you the cash amount to which you are entitled by acceptance of this Offer by cheque in Australian currency. The cheque will be sent by prepaid ordinary mail or, if you have an overseas address, by prepaid airmail to the address on the Acceptance Form (or such other address notified in writing to Bidder before the cheque is sent).

(b) Subject to sections **2.11(c)** and **(d)**, Bidder will pay to you the consideration to which you are entitled on acceptance of this Offer on or before the earlier of:

(i) 21 days after the end of the Offer Period;

(ii) one month after the first day on which both the following apply:

(A) this Offer has been validly accepted by you; and

(B) the contract resulting from your acceptance of this Offer has become unconditional.

(c) Where the Acceptance Form requires an additional document to be given with your acceptance (such as a power of attorney):

(i) if that document is given with your acceptance, Bidder will pay you the consideration to which you are entitled in accordance with **section 2.11(b)**;

(ii) if that document is given after acceptance and before the end of the Offer Period while the Offer is subject to a defeating condition, Bidder will pay you the consideration to which you are entitled by the end of whichever of the following periods end earlier:

(A) 21 days after the end of the Offer Period; or

(B) one month after the contract resulting from acceptance of this Offer becomes unconditional;

(iii) if that document is given after acceptance and before the end of the Offer Period while the Offer is not subject to a defeating condition, Bidder will pay you the consideration to which you are entitled by the end of whichever of the following periods end earlier:

(A) 21 days after the end of the Offer Period; or

(B) one month after that document is given;

(iv) subject to section **2.11(c)(v)**, if that document is given after acceptance and after the end of the Offer Period, Bidder will pay you the consideration to which you are entitled within 21 days after that document is given, but if at the time the document is given the Offer is still subject to the condition in **section 2.12(o)**, within 21 days after the Offer becomes unconditional; and

(v) if that document is not provided to Bidder within one month after the end of the Offer Period, Bidder may, in its sole discretion, rescind the contract resulting from your acceptance of the Offer.

(d) If, at the time of acceptance of this Offer, any authority or clearance of the Reserve Bank of Australia or of the Australian Taxation Office is required for you to receive any consideration under this Offer or you are resident in or a resident of a place to which, or you are a person to whom:

(i) the *Banking (Foreign Exchange) Regulations 1959* (Cth);

(ii) Part 4 of the Charter of the *United Nations Act 1945* (Cth);

(iii) the *Charter of the United Nations (Terrorism and Dealings with Assets) Regulations 2002* (Cth);

(iv) the *Iraq (Reconstruction and Repeal of Sanctions) Regulations 2003* (Cth); or

(v) any other law of Australia that would make it unlawful for Bidder to provide consideration for Your Southcorp Shares,

applies then acceptance of this Offer will not create or transfer to you any right (contractual or contingent) to receive the consideration specified in this Offer unless and until all requisite authorities or clearances have been obtained by Bidder.

2.12 Conditions

This Offer and any contract arising from acceptance of this Offer are subject to the fulfilment of the following conditions:

90% Condition

(a) (**90% Condition**) during, or at the end of, the Offer Period, Bidder and its associates have a Relevant Interest in at least 90% (by number) of Southcorp Shares;

Regulatory approval conditions

(b) (**ACCC**) either:

(i) at the end of the Offer Period, the ACCC has not commenced or threatened to commence legal proceedings seeking orders to restrain or prevent the acquisition of Southcorp Shares by Bidder under the Offers or any other relief in connection with the Offers;

(ii) before the end of the Offer Period, Bidder has received notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent, pursuant to section 50 of the *Trade Practices Act 1974* (Cth) (**TPA**), the acquisition of Southcorp Shares by Bidder; or

(iii) before the end of the Offer Period, Bidder has been granted clearance or authorisation for the acquisition of Southcorp Shares by Bidder from the ACCC or the Australian Competition Tribunal under Part VII of the TPA and there has been no application for a review of the clearance or authorisation or determination lodged within 21 days of the date of the clearance or determination;

(c) (**Hart–Scott-Rodino (USA)**) before the end of the Offer Period, all applicable waiting periods if any (including any extensions thereof) under the *Hart-Scott-Rodino Antitrust Improvements Act 1976* (United States) and the regulations thereunder have expired or been terminated in respect of the Offers without the US Department of Justice or the Federal Trade Commission challenging the acquisition of Southcorp Shares by Bidder;

(d) (**Competition Act (Canada)**) before the end of the Offer Period, all applicable waiting periods if any (including any extensions thereof) under section 123 of the *Competition Act* (Canada) have expired in respect of the Offers without the Commissioner of Competition having made or threatened to make any application under sections 92, 100 or 104 of the *Competition Act* and without having otherwise made or issued any communication which might make it inadvisable for Bidder to proceed with the acquisition of Southcorp Shares;

(e) (**Investment Canada Act**) before the end of the Offer Period, all applicable approvals or deemed approvals if any required by the *Investment Canada Act* (Canada) have been received;

(f) (**European Commission Approval**) before the end of the Offer Period, the European Commission has made a declaration that the Offers do not fall within the scope of the *EC Merger Regulations* or, if they do, that the Offers are compatible with the *EC Merger Regulations*;

(g) (**other regulatory approvals**) before the end of the Offer Period, all Approvals required by law or by any Public Authority:

(i) as are necessary to permit the Offers to be lawfully made to and accepted by Southcorp Shareholders;

(ii) which are required as a result of the Offers or the acquisition of Southcorp Shares and which are necessary for the continued operation of the Southcorp business; or

(iii) as are necessary to permit the completion of any transaction contemplated by the Bidder's Statement (including implementation of the intentions expressed in **section 4**),

(including all Approvals required in respect of liquor licensing or liquor control in each State and Territory of Australia and elsewhere) are granted, given, made or obtained on an unconditional basis and remain in full force and effect in all respects and do not become subject to any notice,,intimation or indication of intention to revoke, suspend, restrict, modify or not renew the same;

(h) (**absence of regulatory actions**) between 12 January 2005 and the end of the Offer Period:

(i) there is not in effect any preliminary or final decision, order or decree issued by a Public Authority;

(ii) no inquiry, action or investigation is instituted or threatened by any Public Authority; and

(iii) no application is made to any Public Authority (other than by Bidder or its associates),

which restrains, prohibits, threatens to restrain or prohibit or otherwise materially adversely impacts (or could reasonably be expected to restrain, prohibit or otherwise materially adversely impact upon) the making of the Offers or the completion of any transaction contemplated by the Bidder's Statement (including implementation of the intentions expressed in **section 4**) or seeks to require (or could reasonably be expected to require) the divesture by Bidder of any Southcorp Shares, or the divestiture of any assets of the Southcorp Group or of the Foster's Group;

Adverse change conditions

(i) **(no material adverse change)** before the end of the Offer Period, there not having occurred, been announced or become known to Bidder (whether or not becoming public) any event, occurrence, action, proceeding, fact, circumstance or change in circumstance that has, will or is reasonably likely to result in a material adverse change in the business, assets, liabilities, financial position, trading position, performance, profitability or prospects of the Southcorp Group since 12 January 2005, including as a result of the making of the Offers or the acquisition of Southcorp Shares under the Offers;

(j) **(no major acquisitions, disposals or commitments)** between 12 January 2005 and the end of the Offer Period, neither Southcorp nor any of its subsidiaries:

(i) purchases or otherwise acquires or agrees to purchase or otherwise acquire, sells or otherwise disposes of or surrenders, or agrees to sell or otherwise dispose of or surrender, or comes under an obligation to purchase, acquire, sell or otherwise dispose of or surrender, any property or assets (or any right, title or interest therein), the total consideration for which, or value of which, in aggregate, exceeds $50 million; or

(ii) enters any other commitment, or comes under an obligation to enter any other commitment, which would require expenditure by Southcorp or a subsidiary of Southcorp of an amount which, in aggregate, exceeds $50 million,

other than of an operational nature and in the ordinary course of trading or as publicly announced by Southcorp before 12 January 2005;

(k) **(rights under agreements and instruments)** between 12 January 2005 and the end of the Offer Period, no person exercises or purports to exercise, or states an intention to exercise, any rights under any provision of any agreement or other instrument to which Southcorp or any subsidiary of Southcorp is a party, or by or to which Southcorp or any subsidiary of Southcorp or any of its assets may be bound or be subject, which results, or could result, to an extent which is material to the Southcorp Group (being any agreement or instrument with a value of at least $50 million or with a term of longer than 2 years), in:

(i) any monies borrowed by Southcorp or any subsidiary of Southcorp being or becoming repayable or being capable of being declared repayable immediately or earlier than the repayment date stated in such agreement or instrument;

(ii) any such agreement or other instrument being terminated or modified or any action being taken or arising thereunder;

(iii) the interest of Southcorp or any subsidiary of Southcorp in any firm, joint venture, trust, corporation or other entity (or any arrangements relating to such interest) being terminated, modified or required to be transferred or redeemed; or

(iv) the business of Southcorp or any subsidiary of Southcorp with any other person being adversely affected,

as a result (directly or indirectly) of the acquisition or proposed acquisition of Southcorp Shares by Bidder;

(l) **(dividends)** between 12 January 2005 and the end of the Offer Period, Southcorp does not declare or pay any dividend, bonus or other distributions by Southcorp to Southcorp Shareholders;

(m) **(write-down or profit downgrade)** between 12 January 2005 and the end of the Offer Period, Southcorp does not:

(i) write down by more than $50 million the value of the Southcorp Group's assets (as stated in Southcorp's 2004 Annual Report);

(ii) release to ASX a statement to the effect that Southcorp or its subsidiaries intend to write down by more than $50 million the value of the Southcorp Group's assets (as stated in Southcorp's 2004 Annual Report); or

(iii) release to ASX an earnings profit warning, whether or not as contemplated by ASX Guidance Note 8;

(n) (**ASX 200 Index**) between the Announcement Date and the end of the Offer Period, the ASX 200 Index published by ASX does not close at a level that is at or below 3600 points;

(o) (**no prescribed occurrences**) between 12 January 2005 and the end of the Offer Period, no Prescribed Occurrence occurs;

Other conditions

(p) (**Southcorp Options**) before the end of the Offer Period, all Southcorp Options have been exercised or cancelled or are the subject of cancellation agreements entered into between Bidder and the relevant Southcorp Optionholder; and

(q) (**availability of Facility**) during and at the end of the Offer Period:

(i) each of the Pre-Conditions to Availability of the Facility is and remains satisfied or is waived by the lenders under the Facility; and

(ii) there is no Event of Default, or potential Event of Default, under the Facility which has not been forgiven by the lenders under the Facility.

2.13 Operation of conditions

(a) Each of the conditions set out in each subsection, paragraph and subparagraph of **section 2.12**:

(i) constitutes and is to be construed as a separate, several and distinct condition; and

(ii) until the expiration of the Offer Period (or in the case of the condition referred to in **section 2.12(o)**, until three Business Days after the end of the Offer Period) will be for the benefit of Bidder alone and may be relied upon only by Bidder.

(b) Subject to the *Corporations Act*, each of the conditions contained in each subsection, paragraph and subparagraph of **section 2.12** is a condition subsequent and will not prevent a contract to sell Your Southcorp Shares arising from acceptance of this Offer, but any breach or non-fulfilment of such a condition will entitle Bidder, by written notice, to rescind the contract resulting from acceptance of this Offer.

2.14 Freeing the Offer from conditions

Subject to and in accordance with the *Corporations Act*, Bidder may declare all Offers free from any or all of the conditions contained in **section 2.12** by giving notice in writing to Southcorp. Any declaration made under this **section 2.14** may be made by Bidder in its sole discretion but in compliance with the *Corporations Act*:

(a) in the case of the condition in **section 2.12(o)**, at any time up until three Business Days after the end of the Offer Period; or

(b) in any other case, no later than seven days before the end of the Offer Period.

2.15 Notice on status of conditions

Bidder will give notice of the status of the conditions in **section 2.12** in accordance with section 630(1) of the *Corporations Act* on 9 March 2005, subject to extension in accordance with section 630(2) of the *Corporations Act* if the period during which this Offer remains open for acceptance is extended under section 650C of the *Corporations Act*.

2.16 Breach or non-fulfilment of conditions

If at the end of the Offer Period (or, in the case of the condition in **section 2.12(o)**, at the end of three Business Days after the end of the Offer Period), in respect of any of the conditions contained in **section 2.12**:

(a) Bidder has not declared this Offer and all other Offers made by Bidder to be free from that condition; and

(b) that condition has not been fulfilled,

all contracts resulting from the acceptance of Offers and all Offers that have been accepted and from which binding contracts have not yet resulted, are void. In that event, Bidder will, if you have accepted this Offer:

(c) return your Acceptance Form together with all documents forwarded by you (if any) to your address as shown in the Acceptance Form; and

(d) notify ASTC of the lapse of the Offers in accordance with Rule 14.19 of the ASTC Settlement Rules.

2.17 Best endeavours in relation to conditions

(a) Foster's and its subsidiaries (including Bidder) will each:

(i) use their best endeavours to procure that each of the conditions in **section 2.12** is satisfied; and

(ii) not do or omit to do anything which may cause a breach of any such condition.

(b) Without limiting **section 2.17(a)**, Foster's and Bidder will each:

(i) use their best endeavours to ensure that each of the Pre-Conditions to Availability of the Facility is and remains satisfied; and

(ii) not do or omit to do any thing which may trigger an Event of Default under the Facility.

2.18 90% Condition

In determining whether the 90% Condition is met, any Relevant Interest that Bidder has merely because of the operation of section 608(3) of the *Corporations Act* (Relevant Interests from holding a 20% or greater voting power in any body corporate) will be disregarded.

2.19 Withdrawal of Offer

Bidder may withdraw unaccepted Offers at any time with the consent of ASIC. ASIC may consent subject to conditions.

2.20 Variation

Bidder may at any time, and from time to time, vary this Offer in accordance with the *Corporations Act*.

2.21 Costs

All costs and expenses of the preparation and circulation of the Bidder's Statement and the Offers will be paid by Bidder. No brokerage is payable by you if you accept this Offer.

2.22 Broker commission

(a) Subject to the terms below, if the Offer becomes or is declared unconditional, Bidder will pay a commission (**Commission**) to market participants of ASX (**Brokers**) who initiate acceptances of the Offers (**Acceptances**) in respect of parcels of Southcorp Shares held by retail Southcorp Shareholders. A retail Southcorp Shareholder is one who is not a Broker or an associate of a Broker and who held less than 100,000 Southcorp Shares at the Relevant Date.

(b) The Commission payable in relation to any Acceptance will be 0.75% of the consideration payable by Bidder under the Offer as a result of that Acceptance (or 3.1 cents per Southcorp Share). The maximum commission payable in respect of any acceptance by a Southcorp Shareholder is $750.

(c) Commissions will be payable in respect of Acceptances received at any time during the Offer Period.

(d) The Commissions are payable to Brokers only and no part of the Commissions can be passed on or paid to Southcorp Shareholders. Brokers are not entitled to receive any Commission in respect of any Southcorp Shares in which they, or any associate, holds a Relevant Interest.

(e) An Acceptance by a Broker constitutes a representation that neither the Broker or its associate is the accepting Southcorp Shareholder and the fee will not be passed on or otherwise shared directly or indirectly with the accepting Southcorp Shareholder.

(f) Any Commission liable to be paid, in respect of any Acceptance, will be paid by Bidder within 14 days after production of an Acceptance Form bearing the Broker's stamp or, in the case of CHESS Holdings, other written confirmation acceptable to Bidder that the Broker is the Controlling Participant who has initiated the Acceptance in relation to the parcel concerned. No Commission is payable in respect of Acceptances that are withdrawn.

(g) Bidder reserves the right to aggregate any Acceptances in determining the Commissions payable to any Broker if Bidder believes that a party has structured holdings of Southcorp Shares to take advantage of the commission. Bidder may in its discretion determine any disputes regarding whether a Commission is payable.

2.23 Notices

Any notice to be given by Bidder to you in connection with the Offers may be given to you by leaving it at or sending it by pre-paid ordinary mail, or in the case of any address outside Australia, by pre-paid airmail to you at your address as recorded in the register of members of Southcorp on the Relevant Date or the address shown in the Acceptance Form.

3. Profile of Bidder and Foster's Group

3.1 Introduction

Bidder is Beringer Blass Wines Pty Ltd ACN 105 344 965, a wholly-owned subsidiary of Foster's Group Limited ABN 49 007 620 886.

3.2 Principal activities of Bidder

Bidder does not currently operate any business.

3.3 Foster's Group – overview

Foster's is an Australian based, international multi-beverage company with a total portfolio of beer, wine, spirits, cider and non-alcohol beverages.

Its main businesses are its Australian multi-beverages company, Carlton and United Beverages Limited (**CUB**) (producing, selling and distributing beer, spirits, RTDs, cider, wine and non-alcohol beverages), Beringer Blass Wine Estates Limited (**BBWE**) (producing, marketing and selling premium wine domestically and internationally), Foster's Clubs and Services (consumer direct wine clubs and wine services businesses) and Foster's Brewing International (**FBI**) (responsible for the development of the Foster's Lager brand globally).

Foster's produces, markets and sells approximately 19 million cases of wine annually, resulting in revenues of over A$1.4 billion. For the 12 months to 30 June 2004, sales of multi-beverage products in Australia generated revenue of almost A$2 billion, while sales of Foster's Lager in over 150 countries internationally amounted to revenue of around A$255 million. Following the sale of all vineyards identified for divestment under the Group's June 2004 Wine Trade Review, Foster's will control over 7,000 hectares (17,290 acres) of vineyard plantings in Australia, New Zealand, California and Europe.

Foster's produces and markets Australia's famous beer, Foster's Lager, and premium wines such as Wolf Blass, Beringer, Yellowglen, Matua Valley, Saltram Estate, Jamieson's Run, Stag's Leap Vineyards, Chateau St Jean, Meridian and Castello di Gabbiano. Foster's brews, markets and distributes Australia's leading beers including Victoria Bitter, Crown Lager, Carlton Draught and Cascade Premium Lager, and markets and distributes leading imported brands including Corona and Stella Artois. Foster's employs around 8,500 people.

3.4 Principal activities of the Foster's Group

(a) CUB

CUB is Australia's largest brewer of beer with approximately 54.7% of Australian beer volumes in the 2004 financial year. CUB's market strength is built around its core national brands which are supported by strong regional brands around the country. CUB is the market leader in the premium (Crown Lager), full-strength (Victoria Bitter), light (Carlton Sterling, Foster's Light Ice and Cascade Premium Light) and imported premium beer (Stella Artois and Corona) market segments. Victoria Bitter is Australia's number one selling beer in terms of volume and sales and accounted for more than 22% of all beer sold in Australia in the 2004 financial year. Foster's believes that CUB's market leadership position is a manifestation of its efficient manufacturing and distribution processes, brand marketing and product innovation.

CUB also imports, bottles and/or distributes a wide range of bottled spirits and pre-mix spirit drinks in Australia and New Zealand (such as The Black Douglas Scotch Whisky, Cougar Bourbon, Coyote Tequila, 100 Pipers Scotch Whisky, Chatelle Napoleon Brandy, Angostura Rum and Bitters, Pearl Vodka, Tall Blonde Vodka and Skyy Vodka), and recently entered the domestic wine market with Half Mile Creek.

For the year ended 30 June 2004, CUB recorded earnings before interest, tax, amortisation and significant items of $520 million. CUB has a number of breweries around Australia, including in Victoria, Queensland, Western Australia and Tasmania.

(b) BBWE

Foster's wine division was established in 1996 following the acquisition of Mildara Blass and was significantly expanded following the acquisition of Beringer Wine Estates in October 2000 to create BBWE.

BBWE operates Foster's global wine businesses and is one of the world's leading premium wine companies. For the year ended 30 June 2004, global sales volumes of approximately 19 million 9 litre cases were achieved. Earnings before interest, tax, amortisation, significant items and SGARA for the same period were $292 million.

The wine group has multiple selling channels encompassing wine trade, wine clubs and wine services.

(i) Wine Trade

The BBWE wine trade division includes all wine sold through traditional wine trade channels in Asia Pacific, North America, the United Kingdom and Europe. BBWE's portfolio of wine brands include some of Australia's best known wines such as Wolf Blass, Black Opal, Jamieson's Run and Yellowglen; some of America's most successful wine labels such as Beringer, Chateau St. Jean, Chateau Souverain, Stag's Leap and St. Clement; and Matua in New Zealand.

Beringer Blass Asia Pacific has eight operating wineries located in New South Wales, Victoria, South Australia and New Zealand. BBWE USA is the oldest continuing wine company in the Napa Valley and comprises eight award winning Californian wineries located in the coastal regions of California.

(ii) Wine Clubs

Foster's wine clubs division is one of the world's leading consumer direct wine businesses offering range, service and value. The business sells premium wine and related products to more than one million members in 11 countries across Asia Pacific, Europe and North America.

The business operates proprietary branded wine clubs, specialist wine accessories and a variety of host-brand wine clubs on behalf of airlines, financial institutions, retailers and other companies.

(iii) Wine Services

Foster's wine services division provides a range of business solutions to the wine industry including contract bottling, customised brands, design services, warehousing and the supply of wine packaging materials and distribution services to small and medium producers, retailers and specialist companies for the domestic and export markets.

The business operates 5 bottling plants with 3 in Australia through Vinpac located in the Barossa Valley, Hunter Valley and McLaren Vale regions and 2 bottling plants in France through Sobemab located in the Macon and Languedoc regions.

(c) FBI

FBI is responsible for Foster's international beer activities. This involves the stewardship, governance and development of the Foster's brand worldwide in association with licensees, joint venturers and distributors and direct production within the Asia Pacific region, particularly in China, India, Vietnam, Fiji and Samoa.

The Foster's brand is now the 7th largest international premium brand by volume. It is available in over 150 countries and is brewed under license in a number of countries including Canada, the United Kingdom, Ireland, France, Portugal and Russia and brewed by Foster's in Australia, China, India and Vietnam. More than 100 million case equivalents of Foster's beer are sold annually.

Europe is currently the most significant Foster's brand region and the fastest growing Foster's market worldwide. Foster's is brewed in Europe and distributed throughout Europe pursuant to a license agreement with Scottish and Newcastle. Foster's is the number one selling beer in London, the number two overall in the United Kingdom and among the top 10 in Western Europe.

In the Americas, Foster's has a joint venture with SABMiller plc, enabling Foster's to strengthen the marketing, sales and distribution of Foster's in the US. Foster's brand is the 7th largest import brand in the US by volume.

FBI's earnings before interest, tax and amortisation for the year ended 30 June 2004 were $44 million.

3.5 Management team

Foster's has a highly skilled and experienced management team at both the corporate and operating levels. Trevor O'Hoy is the President and CEO of Foster's, appointed to that position in April 2004. Trevor O'Hoy's career has been exclusively in the beer and wine industries.

In addition to Trevor O'Hoy, the management team comprises managing directors of each of Foster's operating divisions – Jamie Odell (Managing Director BBWE), John Murphy (Managing Director CUB), Richard Scully (Managing Director FBI), Neville Fielke (Managing Director Global Wine Clubs and Services, Senior Vice President of Global Strategy), Peter Scott (Chief Financial Officer), Peter Bobeff (Senior Vice President Commercial Affairs, who is due to retire shortly) and Ben Lawrence (Senior Vice President Human Resources).

3.6 Directors of Foster's and Bidder

The directors of both Foster's and Bidder are as follows:

F J Swan B.Sc., FAICD, FID (UK)

Member of the Foster's Board since August 1996 and chairman since October 1999. Mr Swan is a director of the Commonwealth Bank of Australia Limited and National Foods Limited. Mr Swan is also a former chief executive officer of Cadbury Schweppes Australia Limited and a former director of Cadbury Schweppes plc.

M L Cattermole AM, B.Sc., FACS

Member of the Foster's Board since October 1999. Mrs Cattermole is a founder and former executive director of Aspect Computing Pty Ltd and former executive director of Kaz Group Limited. Mrs Cattermole is chairman of Methodist Ladies College, a director of Lansa Pty Limited, Lansa Holdings Inc., The Melbourne Theatre Company and the Victorian Major Events Corporation. Mrs Cattermole has also had a number of significant appointments to government, hospital and research boards and committees.

D A Crawford B.Com., LLB, FCA, FCPA

Member of the Foster's Board since August 2001. Mr Crawford is chairman of Lend Lease Corporation Limited and National Foods Limited and a director of BHP Billiton Limited and Westpac Banking Corporation. Mr Crawford is chairman of the Australian Ballet and treasurer of the Melbourne Cricket Club. Mr Crawford is also on the Advisory Board of Allens Arthur Robinson and is a former partner and National Chairman of KPMG.

B Healey

Member of the Foster's Board since December 1993. Mr Healey is chairman of Centro Properties Limited, deputy chairman of Incitec Pivot Limited and a director of the Foster's Sports Foundation. Until recently Mr Healey was a director of Orica Limited.

G W McGregor AO, B.Ec., FCPA, FAICD

Member of the Foster's Board since April 1999. Mr McGregor is a director of Santos Limited, Goldman Sachs JBWere Managed Funds Limited, Community Foundation Network Limited, Nufarm Limited and WMC Resources Limited. Mr McGregor is a member of the Financial Reporting Council and was previously a director of Foster's from 1992 – 1996.

M G Ould B.Ec.

Member of the Foster's Board since February 2004. Mr Ould was previously the managing director and chief executive officer of National Foods Limited, chief executive officer of Pacific Dunlop's Peters Foods division and managing director of the East Asiatic Company. Mr Ould is a director of The Australian Gas Light Company and Pacific Brands Limited.

T L O'Hoy B.Ec.

Member of the Foster's Board, President and Chief Executive Officer since April 2004. Mr O'Hoy is a director of a number of subsidiaries of Foster's and is the only executive director on the Foster's Board. Mr O'Hoy has 28 years experience with the Foster's Group and was previously managing director of Carlton & United Beverages Limited.

3.7 Further information about Foster's

Foster's is a disclosing entity for the purposes of the *Corporations Act* and, as such, is subject to regular reporting and disclosure obligations imposed by the Listing Rules and the *Corporations Act*. In particular, Foster's is required to continuously disclose to the market any information it has which a reasonable person would expect to have a material effect on the price or value of Foster's shares.

Copies of documents lodged with ASIC by or in relation to Foster's may be obtained from, or inspected at, any office of ASIC.

4. Bidder's intentions

4.1 Introduction

This section sets out the intentions of Bidder relating to:

(a) the continuation of the business of Southcorp;

(b) any major changes to the business of Southcorp and redeployment of the fixed assets of Southcorp; and

(c) the future employment of the present employees of Southcorp.

Foster's intentions are the same.

The proposed acquisition of Southcorp is a continuation of Foster's strategy to pursue performance improvement and growth opportunities, both organically and through acquisition of businesses, that will develop its global premium wine business and expand its multi-beverage business in Australia.

The acquisition will create the world's largest premium wine company with leading market positions in key price segments of the Australian, United States and United Kingdom wine markets.

Bidder's intentions, as detailed below, have been formed on the basis of information concerning Southcorp which is known to Bidder and Foster's as at the date of this Bidder's Statement, based on publicly available information. This is not sufficient to enable Bidder to reach a concluded view on the intentions set out below, particularly in light of the wine business reviews that are currently being implemented by Southcorp and Foster's.

On 2 September 2003, Southcorp announced a comprehensive business improvement program named Project Veraison. On 28 June 2004, Southcorp announced a new production and distribution blueprint for its Australian operations. On 8 June 2004, Foster's announced its wine trade review with the objective of addressing supply imbalances, improving production efficiency and enhancing revenue. The companies are implementing these three reviews, the progress and outcome of which will be instrumental in Bidder's formulation of its intentions.

A final determination of any particular course of action will only be made after all material facts and circumstances have been considered. Therefore, the statements set out in this **section 4** are statements of Bidder's current intentions only which may change as new information becomes available and circumstances change.

4.2 Intentions upon acquisition of more than 90%

If Bidder becomes entitled to at least 90% of Southcorp Shares, then subject to satisfaction or waiver of the other conditions of the Offers, Bidder intends to:

(a) proceed to compulsory acquisition of the outstanding Southcorp Shares in accordance with the provisions of the *Corporations Act*;

(b) procure an application be made to remove Southcorp from the official list of ASX;

(c) appoint its own nominees to the board of directors of Southcorp and its subsidiaries and seek the retirement of all current members of the boards of Southcorp and all associated entities;

(d) retain Mr Sandy Oatley as the "brand champion" for the Rosemount Estate brand and reach agreement with Mr Robert Oatley and Mr Sandy Oatley in respect of the arrangements referred to in **sections 7.5(c)** and **(d)**;

(e) promptly conduct a review of all of Southcorp's operations to accurately review the synergy potential (most of which are expected to be Australian based and cost related) and:

(i) identify opportunities to grow revenue in global markets;

(ii) understand the potential of the combined Foster's and Southcorp portfolios and opportunities which may be associated with brand investment, product innovation and distribution;

(iii) identify potential cost savings arising from the combination which may be associated with:

(A) development of a more efficient consolidated production and packaging infrastructure, which is likely to impact operations in the Hunter Valley, Coonawarra and McLaren Vale;

(B) improved procurement, logistics and warehousing;

(C) optimisation of sales operations including elimination of duplication of sales functions; and

(D) elimination of administrative functions and other overhead duplication which is likely to result in the closure of the Southcorp head office; and

(iv) establish an optimal management structure for the combined group and then identify the best people to fill the relevant positions.

As a consequence of this review, some employees may be made redundant. Employees who are made redundant will receive payments and other benefits in accordance with their contractual and other legal entitlements. Until Bidder has completed the detailed review referred to above, Bidder will not be in a position to determine the number of employees whose functions may be redundant or the timing of any redundancies.

4.3 Intentions upon acquisition of less than 90%

Bidder has no current intention to waive the 90% Condition (but it reserves its right to do so).

If Bidder declares the Offers to be free from the conditions in **section 2.12** and Bidder does not acquire at least 90% of Southcorp Shares and is therefore not entitled to compulsorily acquire the outstanding Southcorp Shares, Bidder intends (subject to the level of Bidder's shareholding in Southcorp) to:

(a) seek to appoint its own nominees to constitute all or a majority of the Southcorp board, subject to the *Corporations Act* and to the constitution of Southcorp;

(b) acquire Southcorp Shares over time so as to enable Bidder to move to compulsory acquisition;

(c) unless Southcorp has more than the required spread of shareholders under the Listing Rules, procure an application to be made to remove Southcorp from the official list of ASX;

(d) through its nominees on the board of directors of Southcorp, review the dividend policy of Southcorp to ensure that it reflects an appropriate balance between ensuring that Southcorp retains sufficient funds to meet its ongoing activities and capital requirements and the payment of dividends to Shareholders; and

(e) seek to implement such of the intentions as are detailed in **section 4.2** as are consistent with Southcorp being a controlled entity of Foster's but not a wholly-owned subsidiary.

The implementation of any of the steps in this **section 4.3** would only be undertaken where those steps are in accordance with all applicable legal and regulatory requirements, the Listing Rules, the fiduciary and statutory duties of the directors of Southcorp and after considering the advice of legal and financial advisers. In particular, the Southcorp directors may only implement any such steps if they consider the steps to be in the best interests of members of Southcorp as a whole.

At this stage, no decision has been made as to which persons will be appointed to the board of Southcorp. Bidder has not assessed which directors of Southcorp it will seek to remove and which of those directors it will seek to retain.

The description of Bidder's intentions in this **section 4.3** is not to suggest that Bidder would declare the Offers free from the 90% Condition.

4.4 Intentions if Bidder does not increase holding in Southcorp

If Bidder's holding in Southcorp does not increase beyond its current Relevant Interest, it will manage its investment with a view to maximising returns for Fosters' shareholders.

4.5 Other intentions

Subject to the above, Bidder does not foresee a significant shift from the current strategic direction of Southcorp in relation to its core businesses and does not intend to divest any of Southcorp's businesses.

5. Funding of Offers

5.1 Maximum cash consideration

The consideration for the acquisition of Southcorp Shares to which the Offers relate will be satisfied wholly in cash and, if all the Offers are accepted, will be approximately $3.122 billion (assuming all Southcorp Options are exercised).

5.2 Overview of funding arrangements

The cash consideration plus the funds to satisfy all other expenses incurred by Bidder and relating to the Takeover Bid will be provided from the following sources:

(a) existing cash balances of Foster's and other members of the Foster's Group which as at 31 December 2004 were in excess of $1 billion; and

(b) a share acquisition and refinancing facility with members of the Foster's Group underwritten by Credit Suisse First Boston (Sydney Branch) (**CSFB**) and Goldman Sachs Credit Partners L.P. (**GS**) (the **Facility**).

Funds of up to a limit of $2,700 million will be available for drawdown under the Facility on and from financial close until 30 June 2005. Financial close will occur on satisfaction or waiver of the Pre-Conditions to Availability.

The funds available from the existing cash balances of Foster's and other members of the Foster's Group and under the Facility are sufficient to fund the maximum consideration payable pursuant to the Offers (including to all Southcorp Optionholders who exercise their Southcorp Options and accept the Offer), refinance existing indebtedness of Southcorp, refinance maturing indebtedness of the Foster's Group and fund related transaction costs associated with the Offers.

5.3 Bidder's internal borrowing arrangements

Bidder has entered into an agreement with Foster's under which Foster's has agreed to provide, or procure that other members of the Foster's Group provide, all funds which Bidder needs to satisfy the consideration payable to Southcorp Shareholders under the Offers, together with amounts required to meet all transaction and other costs associated with the Offer, through existing cash balances of Foster's and other members of the Foster's Group and through utilising drawdowns under the Facility.

5.4 Particulars of the Facility

(a) Purpose

The Facility is available for the purposes of funding the acquisition of the Southcorp Shares, funding related transaction costs associated with the Offers, refinancing certain existing indebtedness of Southcorp and refinancing maturing indebtedness of the Foster's Group.

(b) Underwritten commitments

Foster's has signed a commitment letter dated 12 January 2005 (**Commitment Letter**) with, among others, CSFB and GS (as **Joint Lead Underwriters**) under which the Joint Lead Underwriters will underwrite (in equal proportions) the Facility.

The Underwriters may syndicate the Facility to other lenders. Successful syndication is not a condition precedent to funding under the Facility.

The agreed form of the terms sheet for the agreement to document the Facility (**Facility Agreement**) is attached to the Commitment Letter.

(c) Availability

The Facility will be available for drawing on and from financial close until 30 June 2005.

(d) Maturity date

The maturity date of the Facility is the date 9 months after the date of signing of the Facility Agreement.

(e) Pre-Conditions to Availability

The ability to drawdown under the Facility, is subject to the Pre-Conditions to Availability being and remaining satisfied.

The Offers are subject to a condition (set out in **section 2.12(q)**) that each of the Pre-Conditions to Availability of the Facility is and remains satisfied. If Bidder declares the Offer to be free of this condition, but any of the Pre-Conditions to Availability of the Facility (including those within the sole control of Foster's) are not satisfied or waived in accordance with the terms of the Facility, the Facility will not be able to be drawn down to fund the Offers.

Neither Bidder nor Foster's is aware of any reason why the Pre-Conditions to Availability set out below will not be satisfied in time to allow the proceeds to be able to be drawn down by Bidder to pay the consideration under the Offers as and when required under the Offer Terms.

The Pre-Conditions to Availability of the Facility are:

(i) approval of amendments to the bid structure which would result in the aggregate payments to be made under the Offer exceeding available funding, both under the Facility and from other sources;

(ii) that Foster's will hold at least 50.1% of the shares in Southcorp on completion of the bid;

(iii) all necessary regulatory consents and approvals have been obtained;

(iv) satisfaction or waiver of all Offer conditions (Foster's has agreed to ensure that the condition set out in **section 2.12(i)** (no material adverse change) is not waived without the Joint Lead Underwriters' prior written consent, such consent not to be unreasonably withheld;

(v) the ASX 200 Index has not closed at a level below 3600 points during the period from the Announcement Date to the earlier of close of the Offer or financial close;

(vi) that Foster's senior unsecured debt is rated at least BBB- (Standard & Poor's) and Baa3 (Moody's) at the date of initial drawdown;

(vii) execution and delivery of satisfactory documentation pertaining to the Facility;

(viii) no misrepresentation or breach of warranty has occurred, including concerning information or forecasts relating to Southcorp or the Offer (or disclosures against representations or warranties have not been approved by the lenders);

(ix) satisfactory legal opinions from both the lenders' and Foster's legal counsel;

(x) payment of fees due to the lenders;

(xi) delivery of verification certificates concerning corporate details of Foster's and relevant members of the Foster's Group; and

(xii) no Event of Default or potential Event of Default subsists.

(f) Prepayment events

The Facility is subject to the following mandatory prepayment events:

(i) any misrepresentation, breach of warranty or breach of undertaking specific to the Facility Agreement not being remedied within 21 days; and

(ii) if Standard and Poor's issue a post acquisition rating for Foster's senior unsecured debt of less than BBB-, that rating is not restored to BBB- or above within 60 days.

(g) Events of Default

The Facility is subject to events of default which are customary for transactions of this nature, including the following:

(i) failure to pay monies when due (including pursuant to the prepayment events described in **section 5.4(f)**);

(ii) failure to comply with relevant financial undertakings, unless waived;

(iii) failure to remedy a breach of other undertakings within 21 days of notice of failure to comply;

(iv) cross default of A$100 million or more;

(v) material adverse change in the condition of the business, assets or financial condition of relevant Foster's Group companies which has or is likely to have a relevant material adverse effect; and

(vi) other usual events of default customary for a facility such as the Facility, such as material misrepresentation, insolvency related events, compulsory acquisition, government interference which has a material adverse effect or change of control of Foster's.

(h) Representations and undertakings

The representations for the Facility are customary for facilities of this nature, including that in respect of Foster's and relevant members of the Foster's Group:

(i) Foster's is not aware of any event or circumstance likely to have a material adverse effect;

(ii) there is no actual or threatened litigation or other governmental action that could reasonably be expected to restrain or prevent the transactions contemplated by the Offer or the Facility Agreement (other than ASIC or Takeovers Panel determinations in accordance with Chapter 6 of the *Corporations Act*);

(iii) no Event of Default or potential Event of Default is subsisting or will occur; and

(iv) other representations usual for a facility such as the Facility such as representations concerning corporate status, power and authorisations, that documents are binding, that transactions are permitted, that authorisations have been obtained, that information provided in connection with the transactions contemplated by the Facility Agreement is not materially inaccurate, that forecasts prepared in relation to the Offer and the Facility Agreement have been prepared with due skill and care, that there are no undisclosed relevant and material agreements, that all relevant copies of documents are true and correct, that no relevant entities or assets are immune from suit, execution or set-off, that there is no undisclosed stamp duty or taxes payable and that there are no irregularities concerning choice of law or submission to jurisdiction, filing or registration or documents, ranking of obligations or trust arrangements.

(i) Currency

The Facility will be available to be drawn in Australian dollars, US dollars, pounds sterling and euros.

(j) Security and ranking

The Facility is unsecured and will rank pari passu with all existing senior unsecured indebtedness of the Foster's Group.

Several members of the Foster's Group will provide cross guarantees in respect of Foster's obligations under the Facility.

(k) Refinancing Program

Foster's proposes to implement a capital raising program (**Refinancing Program**) to be implemented shortly following drawdown of the Facility to refinance the Facility.

The proceeds of the Refinancing Program will be used to repay the Facility and near term maturities.

The exact nature of the Refinancing Program has not yet been determined. It will be structured to take into account the cost of funds, prevailing market conditions within various global regions, matching of assets and liabilities, and natural hedges associated with foreign operations and cash flows.

6. Taxation considerations

6.1 Introduction

The following is a general outline of the main Australian income tax consequences for an Australian resident individual Southcorp Shareholder who disposes of Southcorp Shares by accepting the Offer.

The outline does not take into account or anticipate changes in the law (by legislation or judicial decision) or practice (by ruling or otherwise). The outline is also not exhaustive of all income tax considerations which could apply in the circumstances of any given Southcorp Shareholder. In particular, special rules apply to certain shareholders (such as persons not resident in Australia for income tax purposes, insurance companies, superannuation funds, banks, employees of Southcorp or its associated companies who acquired their Southcorp Shares in respect of their employment and those Southcorp Shareholders who hold their Southcorp Shares on revenue account, such as those Southcorp Shareholders who trade in shares or hold Southcorp Shares as trading stock) which are not covered by this outline.

All Southcorp Shareholders, and particularly those shareholders not covered by this outline as noted above (eg. non-resident shareholders), should consult their own tax advisers regarding the Australian and, if applicable, foreign income tax consequences of disposing of Southcorp Shares given the particular circumstances which apply to them.

6.2 Capital gain or loss

The sale of Southcorp Shares pursuant to the Offer will involve the disposal by Southcorp Shareholders of their Southcorp Shares by way of transfer to Bidder. This change in ownership of the Southcorp Shares will constitute a CGT event for Australian income tax purposes.

Southcorp Shareholders (who are Australian residents) may make a capital gain or incur a capital loss in respect of the sale of their Southcorp Shares that were acquired (or deemed to have been acquired) after 19 September 1985. Any capital gain or loss arising on the disposal of shares acquired (or deemed to have been acquired) before 20 September 1985 is generally disregarded.

A capital gain will arise to the extent the capital proceeds from the disposal of Southcorp Shares (being the cash received by the Southcorp Shareholder under the Offer) exceed the cost base (or, in some cases as discussed below, the indexed cost base) of the Southcorp Shares.

A capital loss will be incurred to the extent the capital proceeds are less than the reduced cost base of the Southcorp Shares.

The capital gains and capital losses of an individual taxpayer from all CGT events are aggregated to determine whether there is a net capital gain or net capital loss in any given tax year. A net capital gain may be discounted (as discussed below). Any net capital gain, after applicable discounts, is included in the assessable income of the individual taxpayer and may be subject to income tax. Net capital losses may not be deducted against other income for income tax purposes, but may be carried forward to offset against future capital gains.

The availability of indexation or a discount in calculating the capital gain subject to tax depends on the date of acquisition of the Southcorp Shares and the elections made by individual Southcorp Shareholders as discussed below.

(a) Southcorp Shares acquired at or before 11.45am on 21 September 1999

The cost base of Southcorp Shares is generally their cost of acquisition. If Southcorp Shares were acquired at or before 11.45am on 21 September 1999, a Southcorp Shareholder who is an individual, the trustee of a complying superannuation entity or the trustee of a trust may elect to adjust the cost base of the Southcorp Shares to include indexation by reference to changes in the Consumer Price Index from the calendar quarter in which the Southcorp Shares were acquired until the quarter ended 30 September 1999. Southcorp Shareholders which are companies will be entitled to include that indexation adjustment without making an election if their Southcorp Shares were acquired at or before 11.45am on 21 September 1999. However, whilst those indexation adjustments are taken into account for the purposes of calculating any capital gain, they are ignored when calculating the amount of any capital loss.

Individuals, trustees of complying superannuation entities or trustees of trusts who do not make the indexation election referred to above may be entitled to discount the amount of their net capital gain from the disposal of Southcorp Shares by:

(i) 50% in the case of individuals and trustees of trusts (other than a trust that is a complying superannuation entity); or

(ii) $33^{1}/_{3}$% for trustees of complying superannuation entities.

Southcorp Shareholders which are companies (not acting as trustees) are not entitled to any discount in respect of their net capital gains.

Whether it is better for any given Southcorp Shareholder to make the indexation election or not will depend upon the particular Southcorp Shareholder's individual circumstances, including the cost base of the Southcorp Shares and whether the Southcorp Shareholder has any available capital losses. Southcorp Shareholders should consult their own tax advisers in this regard.

(b) Southcorp Shares acquired after 11.45am on 21 September 1999

If Southcorp Shares are held by an individual, the trustee of a trust or the trustee of a complying superannuation entity and they were acquired:

(i) after 11.45am on 21 September 1999; and

(ii) at least 12 months before the date on which the Southcorp Shareholder accepted the Offer,

then the discounts referred to above are generally available.

There is no entitlement to indexation of the cost base for any Southcorp Shareholder (including companies) in these circumstances.

6.3 Transfer Taxes

No stamp duty is payable for the transfer of listed shares (such as Southcorp Shares). No GST (goods and services tax) applies to the transfer of listed shares (such as Southcorp).

7. Share capital information

7.1 Southcorp securities

Based on documents lodged by Southcorp with ASX, the total number of securities in each class in Southcorp at the date of this Bidder's Statement is as follows:

(a) Shares

Class	Number
Fully paid ordinary shares (ASX Code: SRP)	744,508,138

(b) Unquoted options over unissued shares

Plan	Expiry Date	Exercise Price	Number
Southcorp Executive Share and Option Plan	30/09/09	$5.38	215,000
Southcorp Executive Share and Option Plan	30/06/12	$5.42	345,000
Southcorp Executive Share and Option Plan	30/10/08	$2.83	1,000,000
Southcorp Executive Share and Option Plan	30/10/08	$2.85	600,000
Southcorp Managing Director Share Option Deed	15/10/08	$3.36	2,000,000

7.2 Bidder's Relevant Interests and voting power

Immediately before the first Offer was sent, Bidder had a Relevant Interest in 139,949,024 Southcorp Shares (18.8% of the Southcorp Shares), no Relevant Interest in Southcorp Options and 18.8% of the voting power in Southcorp.

7.3 Interests of Foster's and Bidder directors in Southcorp securities

Immediately before the first Offer was sent, none of the directors of Bidder and Foster's held a Relevant Interest in any Southcorp securities.

7.4 Dealings in Southcorp Shares

Except as set out below, in the four months ending on the day immediately before the date of the Offer, neither Bidder nor an associate of Bidder provided, or agreed to provide, consideration for any Southcorp Shares under an agreement or purchase. On 12 January 2005, Bidder acquired a Relevant Interest in 139,949,024 Southcorp Shares (18.8% of Southcorp Shares) by agreeing to acquire all of the Southcorp Shares held by Southcorp's largest shareholder, Reline (a company associated with the Oatley Family) for $4.17 per share.

Bidder has agreed to acquire all of the Southcorp Shares held by Reline (the **Reline Shares**) in accordance with the share sale and purchase agreement (**Sale and Purchase Agreement**) provided to ASX on 14 January 2005.

Unless the Sale and Purchase Agreement is terminated, Foster's must pay Reline $4.17 per share for the Reline Shares on the earlier of the date which is two Business Days after:

(a) the date on which Bidder has declared the Offer to be free of conditions or has notified that all the conditions have been satisfied; or

(b) the end of the Offer Period.

If the Offer becomes unconditional, Reline may accept it whereupon the Sale and Purchase Agreement terminates.

If there is a Third Party Offer for all Southcorp Shares, Foster's may, if it so chooses (but is not required to) direct Reline to sell (after the close of the Offer) into the Third Party Offer. If Foster's so directs Reline to sell into a Third Party Offer, following such a direction from Foster's, Reline retains the first $1 million of any surplus over $4.17 per share. Reline must pay Foster's 50% of the remainder. Foster's will not direct Reline to accept a Third Party Offer without taking such action as is necessary to ensure any Southcorp Shareholder that accepted the Offer is free to accept the Third Party Offer.

Copies of the announcement to ASX containing the Sale and Purchase Agreement may be obtained by Southcorp Shareholders without payment by contacting the offer enquiry line on 1800 101 769 (or +613 9415 4242 for international callers).

7.5 Benefits to Southcorp Shareholders

In the four months ending on the day immediately before the date of the Offer, except as described below, neither Bidder nor any associate of Bidder gave, offered to give or agreed to give a benefit to another person which was likely to induce the other person, or an associate of the other person, to:

(a) accept an Offer; or

(b) dispose of Southcorp Shares,

which benefit was not offered to all Southcorp Shareholders.

As disclosed to ASX on 14 January 2005, Foster's has agreed that following a successful takeover of Southcorp by Bidder, Foster's will reach agreement with Mr Robert Oatley and Mr Sandy Oatley and their family companies to document the following arrangements:

(c) the distribution by a Southcorp subsidiary of wine, produced by the Oatley Family, on an arm's length basis;

(d) Chardonnay Park, a vineyard near Mudgee, is presently leased to a Southcorp subsidiary on an arm's length basis. The property is proposed to be subleased to an Oatley Family entity on the same arm's length basis after completion of the 2006 vintage harvest; and

(e) the retention of Mr Sandy Oatley as the "brand champion" for the Rosemount Estate brand.

Except as set out above, the existing contractual arrangements between the Oatley Family and Southcorp will continue to remain in place following a successful takeover of Southcorp by Bidder.

7.6 Agreements for increased price or other benefits

Neither Bidder nor any of its associates has entered into a transaction prohibited by section 622(1) of the *Corporations Act* being a transaction whereby a benefit is to be passed and the amount or value of the benefit is determined by reference in whole or part to the consideration offered under the Takeover Bid or the consideration offered for acquisition of Southcorp Shares outside the Takeover Bid during the Offer Period.

7.7 No agreement between Bidder or Foster's and Southcorp or the directors of Southcorp

There is no agreement between Bidder or Foster's and Southcorp nor any of the directors of Southcorp in connection with or conditional upon the outcome of the Offers.

8. Additional information

8.1 Date for determining holders of securities

For the purposes of section 633(2) of the *Corporations Act*, the date for determining the people to whom this Bidder's Statement is sent is 19 January 2005.

8.2 Share plans

Bidder understands that, under employee and executive share plans, Southcorp Shares are held by trustees on behalf of certain employees and executives of Southcorp. Bidder understands that, for the Offer to be accepted in respect of Southcorp Shares which are Restricted Shares under the terms of the relevant employee and executive share plans, the board of Southcorp must first declare that participating employees and executives may direct their respective trustee to accept the Offer in respect of the Southcorp Shares which are held by the trustee on their behalf.

Bidder expects that the trustee will contact the relevant employees and executives to explain how the Offer applies to Southcorp Shares subject to the employee and executive share plans.

If Bidder becomes entitled to compulsorily acquire Southcorp Shares under Part 6A.1 of the *Corporations Act*, Bidder would also be entitled to acquire Southcorp Shares held by the trustee on behalf of executives and employees.

8.3 Options

Southcorp Optionholders may elect to exercise their Southcorp Options which have vested (or which vest during the Offer Period) and then accept the Offer in respect of the Southcorp Shares issued to them before or during the Offer Period.

It is a condition of the Offer that, before the end of the Offer Period, all Southcorp Options have either been exercised or cancelled or are the subject of cancellation agreements entered into between Bidder and the relevant Southcorp Optionholder. As with all of the conditions of the Offer, Bidder may elect at its discretion to waive this condition. If Bidder does waive the condition, depending on the level of acceptances received under the Offer, Bidder may be entitled to compulsorily acquire the remaining Southcorp Options under Part 6A.2 of the *Corporations Act*.

8.4 Southcorp's ASX disclosures

Southcorp's material announcements to ASX since 1 July 2004 (except in relation to the Offers) are:

Date	Description
17/1/2005	Becoming a Substantial Shareholder from FGL
14/1/2005	MGW's Response to Press Article
13/1/2005	Final Director's Interest Notice (x 2)
13/1/2005	Trading Halt
30/12/2004	Response to ASX Share Price Query
28/10/2004	Results of AGM and Constitution
28/10/2004	Chairman's/MD & CEO's AGM Address to Shareholders
18/10/2004	Clarification of Southcorp Board Structure
22/09/2004	Section 249P Statement
22/09/2004	Annual Report/Notice of AGM/Chairman's Letter
23/08/2004	Margaret Jackson joins Board
19/08/2004	FY04 - Analyst Speaking Notes
19/08/2004	Appointment of President of Southcorp Wines The Americas
19/08/2004	FY04 Results - Presentation Briefing Slides
19/08/2004	Results for 12 Months Ended 30/6/2004
19/08/2004	2004 Southcorp Reports Substantial Profit Improvement in 2004
19/08/2004	Preliminary Final Report
23/07/2004	Change in substantial holding
23/07/2004	Southcorp Announces Board Changes

8.5 Public announcements relating to the Takeover Bid

On 17 January 2005, Foster's made a public announcement in relation to the Takeover Bid to ASX. Copies of this announcement may be obtained by Southcorp Shareholders without payment by contacting the offer enquiry line on 1800 101 769 (or +61 3 9415 4242 for international callers).

8.6 Regulatory approvals

As detailed in **section 2.12**, the Offer is conditional upon certain regulatory approvals. This section provides some further details as to the nature of the regulatory approvals.

(a) ACCC approval

The Offers and any contract arising from acceptance of the Offers are conditional on:

(i) at the end of the Offer Period, the ACCC having not commenced or threatened to commence legal proceedings seeking orders to restrain or prevent the acquisition of Southcorp Shares by Bidder under the Offers or any other relief in connection with the Offers;

(ii) before the end of the Offer Period, Bidder having received notice in writing from the ACCC to the effect that the ACCC does not propose to intervene or seek to prevent, pursuant to section 50 of the *Trade Practices Act 1974* (Cth) (**TPA**), the acquisition of Southcorp Shares by Bidder; or

(iii) before the end of the Offer Period, Bidder having been granted clearance or authorisation for the acquisition of Southcorp Shares by Bidder from the ACCC or the Australian Competition Tribunal under Part VII of the TPA and there having been no application for a review of the clearance or authorisation or determination lodged within 21 days of the date of the clearance or determination.

The TPA prohibits an acquisition of shares which would have the effect or likely effect of substantially lessening competition in a market. Bidder and Foster's have made a detailed submission to the ACCC in relation to the Takeover Bid. Bidder and Foster's believe that the acquisition of all the Southcorp Shares pursuant to the Offers would not contravene the TPA.

(b) Hart-Scott-Rodino approval

The Offers and any contracts arising from acceptance of the Offers is conditional on there being no intervention by the relevant authorities within the applicable waiting periods, if any, under the *Hart-Scott-Rodino Antitrust Improvements Act 1976* (United States) (***Hart-Scott-Rodino Act***). Bidder and Foster's expect that no intervention will take place. Bidder and Foster's will procure that all necessary filings under the *Hart-Scott-Rodino Act* in connection with the Offers are made.

(c) Canadian legislation

The Offers and any contracts arising from acceptance of the Offers are conditional on there being no intervention by the relevant authorities within the applicable waiting periods under the *Competition Act* (Canada). Bidder and Foster's expect that no intervention will take place. The Offers and any contracts arising from acceptance of the Offers are conditional on there being approval or deemed approval pursuant to the *Investment Canada Act* (Canada) by the Minister of Industry and/or Minister of Canadian Heritage, as applicable. Bidder and Foster's expect that such applicable approval or deemed approval will take place. Bidder and Foster's will procure that all necessary filings under Canadian legislation in connection with the Offers are made.

(d) European Commission approval

The Offers and any contracts arising from acceptance of the Offer are conditional on a declaration by the European Commission that the Offers do not fall within the scope of the *EC Merger Regulations* or, if they do, that the Offers are compatible with the *EC Merger Regulations*. Bidder and Foster's will procure that all necessary filings under the *EC Merger Regulations* in connection with the Offers are made.

8.7 ASX 200 Index

As detailed in **section 2.12(n)**, the Offer is conditional upon the ASX 200 Index published by ASX not closing at a level at or below 3600 points between the Announcement Date and the end of the Offer Period. On 14 January 2005 (the last trading day before the Announcement Date), the ASX 200 Index closed at 4061.6 points.

8.8 Other material information

Except as set out elsewhere in this Bidder's Statement, there is no other information that is:

(a) material to the making of a decision by a Southcorp Shareholder whether or not to accept an Offer; and

(b) known to Bidder,

which has not previously been disclosed to Southcorp Shareholders.

8.9 Consents

This Bidder's Statement contains statements made by, or statements based on statements made by Foster's. Foster's, has consented to the inclusion of:

(a) each statement it has made; and

(b) each statement which is based on a statement it has made,

in this Bidder's Statement in the form and context in which those statements appear and has not withdrawn that consent before lodgment of this Bidder's Statement with ASIC.

Copies of relevant parts of reports and statements of third parties which have been lodged with ASIC or ASX and which are referred to in this Bidder's Statement without the consent of those third parties but in accordance with ASIC Class Order 01/1543 will be provided free of charge to any Southcorp Shareholder who requests a copy during the Offer Period. Relevant statements were taken from or based on the announcements made by Southcorp to ASX on 22 September 2004 (Annual Report/Notice of AGM/Chairman's Letter), 28 June 2004 (Results of Assets Review) and 2 September 2003 (Market Release: Preliminary Final Results). If you would like to receive a copy of any of these reports or statements, please contact the offer enquiry line on 1800 101 769 (or +61 3 9415 4242 for international callers).

9. Authorisation

This Bidder's Statement has been approved by a resolution passed by the directors of Bidder on 18 January 2005.

10. Interpretation

10.1 Definitions

Terms used in this Bidder's Statement have the meaning given in the Glossary (unless the contrary intention appears).

10.2 Construction

In this Bidder's Statement, unless expressed to the contrary:

(a) words importing the singular include the plural and vice versa and any gender includes the other gender;

(b) if a word or phrase is defined in the *Corporations Act* or the ASTC Settlement Rules, it bears the same meaning;

(c) if a word or phrase is defined, other parts of speech and grammatical forms of that word or phrase have corresponding definitions;

(d) a reference to:

(i) a person includes a firm, unincorporated association, corporation and a government or statutory body or authority;

(ii) a person includes the legal personal representatives, successors and assigns of that person;

(iii) a statute, ordinance, code or other law includes regulations and other statutory instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(iv) a right includes a benefit, remedy, direction or power;

(v) "$", "A$" or "cents" is a reference to the lawful currency of Australia;

(vi) "US$" is a reference to the lawful currency of the United States of America; and

(vii) a section, subsection, paragraph or subparagraph is to a section, subsection, paragraph or subparagraph of this Bidder's Statement.

10.3 Headings

Headings are for ease of reference only and do not affect the interpretation of this Bidder's Statement.

11. Glossary

The following defined terms are used throughout this Bidder's Statement, unless the contrary intention appears or the context requires otherwise:

ACCC	the Australian Competition and Consumer Commission.
Acceptance Form	the transfer and acceptance form which accompanies this Bidder's Statement and forms part of the Offer.
Announcement Date	17 January 2005, being the date on which Foster's announced details of the Takeover Bid to ASX.
Approval	a licence, authority, authorisation, consent, permission, approval, clearance, grant, confirmation, order, exemption, waiver or ruling.
ASIC	the Australian Securities and Investments Commission.
ASTC	ASX Settlement and Transfer Corporation Pty Ltd.
ASTC Settlement Rules	the settlement rules of ASTC.
Bidder	Beringer Blass Wines Pty Ltd ACN 105 344 965.
Bidder's Statement	this bidder's statement, being the statement of Bidder under Part 6.5 Division 2 of the *Corporations Act* relating to the Offers.
Broker	a person who is a share broker and a participant in CHESS.
Business Day	a day which is not a Saturday, Sunday, bank or public holiday in Melbourne.
CGT	capital gains tax.
CHESS	the Clearing House Electronic Subregister System operated by the ASTC.
CHESS Holding	a holding of Southcorp Shares on the CHESS subregister of Southcorp.
Combined Group	the Foster's Group and the Southcorp Group.
Control	in relation to any entity: (a) the ability of any person directly or indirectly to exercise effective control (which includes the ability to remove or appoint all or more than half of the directors of a body corporate or the trustee or manager of a trust) over the entity by virtue of the holding of voting shares, units or other interests in that entity or by any other means; or (b) a legal or beneficial interest in more than half of the issued voting shares, units or other interests of that entity.
Controlling Participant	the Broker or Non-Broker Participant who is designated as the controlling participant for Southcorp Shares in a CHESS Holding in accordance with the ASTC Settlement Rules.

Corporations Act	the *Corporations Act 2001* (Cth).
Encumbrance	any mortgage, charge (whether fixed or floating), pledge, lien, option, restriction as to transfer or any other encumbrance or security or adverse interest whatsoever.
Events of Default	those events of defaults under the Facility as described in **section 5.4(g)**.
Facility	the share acquisition and refinancing facility described in **section 5.4**.
Foster's	Foster's Group Limited ABN 49 007 620 886.
Foster's Board	the board of directors of Foster's.
Foster's Group	Foster's and its Related Bodies Corporate.
Glossary	the glossary set out in this **section 11**.
GST	has the meaning given to that term in *A New Tax System (Goods and Services Tax) Act 1999* (Cth).
Issuer Sponsored Holding	a holding of Southcorp Shares on Southcorp's issuer sponsored subregister.
Listing Rules	the listing rules of ASX.
90% Condition	the condition specified in **section 2.12(a)**.
Non-Broker Participant	a non-broker participant under the ASTC Settlement Rules.
Oatley Family	Mr Robert Oatley and Mr Sandy Oatley and their immediate families and the entities Controlled by Mr Robert Oatley and Mr Sandy Oatley and/or any member of their immediate families.
Offer	the offer for Southcorp Shares contained in this Bidder's Statement and **Offers** means the several like offers for Southcorp Shares sent or to be sent to other Southcorp Shareholders (or persons entitled to receive such offers under the Takeover Bid).
Offer Period	the period commencing on 2 February 2005 and (unless the Offer is withdrawn) ending at 5pm (Melbourne time) on 17 March 2005, or such later date to which the Offer has been extended.
Pre-Conditions to Availability	those pre-conditions to an initial drawing under the Facility as described in **section 5.4(e)**.
Prescribed Occurrence	any of the following events: (a) Southcorp converts all or any of its shares into a larger or smaller number of shares; (b) Southcorp or a subsidiary of Southcorp resolves to reduce its share capital in any way; (c) Southcorp or a subsidiary of Southcorp: (i) enters into a buy-back agreement; or (ii) resolves to approve the terms of a buy-back agreement under section 257C(1) or 257D(1) of the *Corporations Act*; (d) Southcorp or a subsidiary of Southcorp issues shares, or grants an option over its shares, or agrees to make such an issue or grant such an option;

(e) Southcorp or a subsidiary of Southcorp issues, or agrees to issue, convertible notes;
(f) Southcorp or a subsidiary of Southcorp disposes, or agrees to dispose, of the whole, or a substantial part, of its business or property;
(g) Southcorp or a subsidiary or Southcorp charges or agrees to charge, the whole, or a substantial part, of its business or property;
(h) Southcorp or a subsidiary of Southcorp resolves to be wound up;
(i) a liquidator or provisional liquidator of Southcorp or a subsidiary of Southcorp is appointed;
(j) a court makes an order for the winding up of Southcorp or a subsidiary of Southcorp;
(k) an administrator of Southcorp, or of a subsidiary of Southcorp, is appointed under section 436A, 436B or 436C of the *Corporations Act*;
(l) Southcorp or a subsidiary of Southcorp executes a deed of company arrangement; or
(m) a receiver, or a receiver and manager, is appointed in relation to the whole, or a substantial part, of the property of Southcorp or of a subsidiary of Southcorp.

Public Authority any government or any governmental, semi-governmental, administrative, statutory or judicial entity, authority or agency, whether in Australia, the United States of America, the United Kingdom, the European Union or elsewhere, including the ACCC and any authority regulating competition issues and any self regulatory organisation established under statute or any stock exchange, but excluding:

(a) ASIC;
(b) the Takeovers Panel;
(c) any person mentioned in section 657G(2) of the *Corporations Act* who applies to the Court for an order under section 657G(1) of the *Corporations Act*;
(d) any person mentioned in section 659B(1) of the *Corporations Act* who commences court proceedings in relation to a takeover bid or a proposed takeover bid;
(e) a court or a Court that makes an order in response to an application under section 657G(1) of the *Corporations Act* or proceedings commenced pursuant to section 659B(1),

(all terms used in this definition, unless otherwise defined in this Bidder's Statement, have the meaning conferred on them by the *Corporations Act*).

Related Body Corporate has the meaning given to that term in the *Corporations Act*.

Relevant Date 10pm on 19 January 2005 (Melbourne time).

Relevant Interest has the meaning given to that term in the *Corporations Act*.

Reline Reline Investments Pty Ltd ACN 095 987 367.

Rights all accretions, rights or benefits attaching to or arising from Southcorp Shares on or after the Announcement Date (including all rights to receive dividends, bonuses or other shares of its profits or assets as well as rights to receive or subscribe for shares, stock units, notes or options and all other distributions or entitlements declared, paid, made or issued by Southcorp or any of its subsidiaries).

SGARA the accounting standard AASB 1037 'Self Generating and Regenerating Assets' (which requires recognition of valuation changes to grapes and vines).

Southcorp Southcorp Limited ABN 80 007 722 643.

Southcorp Group Southcorp and its Related Bodies Corporate.

Southcorp Optionholder a holder of Southcorp Options.

Southcorp Options unquoted options to subscribe for Southcorp Shares.

Southcorp Shareholder a holder of Southcorp Shares.

Southcorp Shares fully paid ordinary shares in the capital of Southcorp.

Takeover Bid the off-market bid in accordance with Part 6.5 of the *Corporations Act* under which Bidder offers to acquire all Southcorp Shares.

Third Party Offer an offer or proposal made by a third party (not being an associate of Bidder) to acquire more than 50% of the voting shares of Southcorp, by way of a takeover bid pursuant to Chapter 6 of the *Corporations Act*, a scheme of arrangement pursuant to Chapter 5 of the *Corporations Act*, or otherwise.

2004 Annual Report the statements of financial performance, financial position and cash flows for Southcorp and the Southcorp Group for the year to and as at 30 June 2004 and the related reports and declarations.

Your Southcorp Shares all the Southcorp Shares held by you including all Southcorp Shares held by you at the Relevant Date and still retained by you, and all Southcorp Shares acquired by you on or after the Relevant Date and still retained by you.

Dated 18 January 2005

Signed for and on behalf of Bidder by Trevor Louis O'Hoy, a director of Bidder who is authorised to sign this Bidder's Statement on behalf of Bidder pursuant to a resolution passed by the directors on 18 January 2005.

Trevor O'Hoy

Trevor Louis O'Hoy
Director

FOSTER'S
GROUP

Legal Adviser

CORRS
CHAMBERS
WESTGARTH
lawyers

FOSTER'S GROUP
Inspiring Global Enjoyment

Foster's Group Limited
ABN 49 007 620 886

Beringer Blass Wines Pty Ltd (Bidder)
ACN 105 344 965
a subsidiary of Foster's Group Limited
ABN 49 007 620 886

Computershare

Please return completed form to:
Computershare Investor Services Pty Limited
GPO Box 52 Melbourne
Victoria 8060 Australia
Enquiries (within Australia) 1800 101 769
(outside Australia) 61 3 9415 4242
Facsimile 61 3 9473 2529
web.queries@computershare.com.au
www.computershare.com

A

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Securityholder Reference Number (SRN)

I 1234567890 IND

Use a black pen.
Print in CAPITAL letters
inside the grey areas.

A B C 1 2 3

Transfer and Acceptance Form - Issuer Sponsored Subregister

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

OFFER BY BIDDER TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN SOUTHCORP LIMITED (SOUTHCORP) ABN 80 007 722 643

B If your holding has changed between 19/01/2005 and the time of acceptance, then the number of shares for holding and entitlement purposes will change.

Securityholder details

Subregister	Issuer
Holding at 19/01/2005	XXXXXX
Consideration payable to you	$xxx,xxx.xx

Accepting the Offer

C Use this Transfer and Acceptance Form to accept Bidder's Offer for Your Southcorp Shares on the terms of the Bidder's Statement. You should read the Bidder's Statement which accompanies this Transfer and Acceptance Form. Capitalised terms used in this Transfer and Acceptance Form have the same meaning as in the Bidder's Statement unless otherwise defined or the context indicates otherwise. By accepting the Offer, you are accepting for ALL of Your Southcorp Shares (even if different to the number of shares stated above). You cannot accept for only part of Your Southcorp Shares. If you need help completing this Transfer and Acceptance Form, please contact the offer enquiry line (see over for details).

Sign Here - This section must be signed for your instructions to this Transfer and Acceptance Form to be executed

D I/We the person(s) named above, accept the Offer made by Bidder in respect of all my/our Southcorp Shares and agree to transfer to Bidder all my/our Southcorp Shares for the consideration specified in the Offer and on the terms of the Offer as set out in the Bidder's Statement. If the Transfer and Acceptance Form is signed under power of attorney, the attorney declares that he/she has no notice of revocation of the power of attorney.

Individual or Shareholder	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Director

Contact details - please enter the name of the person to contact about this Transfer and Acceptance Form and their daytime telephone number.

Contact Name	Telephone Number - Business Hours / After Hours
	( )

See back of form for completion guidelines.

SRP_TKO 4TAC

008448 V_00D9XC

How to complete this form

Acceptance of the Offer

A **Registration Name(s)**

Your Southcorp Shares are currently registered in the name(s) printed on this form.

If you have already sold all Your Southcorp Shares shown overleaf, do not keep or return this form.

B **The consideration applicable**

The cash consideration payable under the takeover is $4.17 per Southcorp Share.

C **Using the Transfer and Acceptance Form**

As Your Southcorp Shares are held in an issuer sponsored subregister, to accept the Offer, please sign and date the front page of the Transfer and Acceptance Form in accordance with the following.

D **Signature(s)**

Please sign and date the front page of this Transfer and Acceptance Form in accordance with the following:

Joint Shareholders: where the holding is in more than one name all of the Southcorp Shareholders must sign.

Power of Attorney: to sign under power of attorney, please attach a certified copy of the power of attorney to this Transfer and Acceptance Form when you return it.

Deceased Estate: all executors must sign and attach a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of section 1071B(9)(b)(iii) of the Corporations Act.

Companies: this form must be signed by either 2 directors or a director and a company secretary. Alternatively, where the company has a sole director and, pursuant to the Corporations Act, there is no company secretary, or where the sole director is also the sole company secretary, that director may sign alone.

006443 V_000YC

YOUR ACCEPTANCE MUST BE RECEIVED NO LATER THAN THE END OF THE OFFER PERIOD, 5:00PM (MELBOURNE TIME) ON 17 MARCH 2005 UNLESS EXTENDED.

How to lodge this form

Mail or deliver the completed Transfer and Acceptance Form and any other documents required by the above instructions to:

BY MAIL (A reply paid envelope is enclosed)
Computershare Investor Services Pty Limited
Southcorp Takeover Offer
GPO Box 52
MELBOURNE VIC 8060

OR

BY HAND
Computershare Investor Services Pty Limited
Yarra Falls
452 Johnston Street
ABBOTSFORD VIC 3067

4TAC

If you have any questions about the terms of the Offer or how to accept, please call the offer enquiry line on 1800 101 769 (toll-free for calls made from within Australia) or +61 3 9415 4242 (for calls made outside Australia). As required by the Corporations Act, calls to those numbers will be recorded.

Privacy Statement

Personal information is collected on this form by Computershare and Bidder, for the purpose of maintaining registers of security holders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by Computershare, or you would like to correct information that is inaccurate, incorrect or out of date, please contact Computershare. In accordance with the Corporations Act, you may be sent material (including marketing material) approved by the issuer in addition to general communications. You may elect not to receive marketing material by contacting Computershare. You can contact Computershare by e-mail: privacy@computershare.com.au

SRP_TKO

Please return the completed form in the envelope provided or to the address opposite:

Computershare Investor Services Pty Limited
Southcorp Takeover Offer
GPO Box 52
Melbourne Victoria 8060
Australia

FOSTER'S GROUP
Inspiring Global Enjoyment

Foster's Group Limited
ABN 49 007 620 886

Beringer Blass Wines Pty Ltd (Bidder)
ACN 105 344 965
a subsidiary of Foster's Group Limited
ABN 49 007 620 886

A

SAMPLE CUSTOMER
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLE STREET
SAMPLETOWN TAS 7000

Holder Identification Number (HIN)

X 1234567890 IND

Use a black pen.
Print in CAPITAL letters inside the grey areas.
A B C 1 2 3

Transfer and Acceptance Form - Chess Sponsored Subregister

THIS IS AN IMPORTANT DOCUMENT. IF YOU ARE IN DOUBT AS TO HOW TO COMPLETE THIS FORM, PLEASE CONSULT YOUR FINANCIAL OR OTHER PROFESSIONAL ADVISER IMMEDIATELY.

OFFER BY BIDDER TO ACQUIRE ALL OF YOUR FULLY PAID ORDINARY SHARES IN SOUTHCORP LIMITED (SOUTHCORP) ABN 80 007 722 643

B If your holding has changed between 19/01/2005 and the time of acceptance, then the number of shares for holding and entitlement purposes will change.

Securityholder details

Subregister	CHESS
Holding at 19/01/2005	XXXXXXXX
Consideration payable to you	$XXX,XXX.XX

Accepting the Offer

C Use this Transfer and Acceptance Form to accept Bidder's Offer for Your Southcorp Shares on the terms of the Bidder's Statement. You should read the Bidder's Statement which accompanies this Transfer and Acceptance Form. Capitalised terms used in this Transfer and Acceptance Form have the same meaning as in the Bidder's Statement unless otherwise defined or the context indicates otherwise. By accepting the Offer, you are accepting for ALL of Your Southcorp Shares (even if different to the number of shares stated above). You cannot accept for only part of Your Southcorp Shares. If you need help completing this Transfer and Acceptance Form, please contact the offer enquiry line (see over for details).

Note: Your Southcorp Shares are held in a CHESS Holding and you can accept the Offer by signing this form and forwarding it to your Controlling Participant (usually your broker).

Sign Here - This section must be signed for your instructions to this Transfer and Acceptance Form to be executed

D I/We the person(s) named above, accept the Offer made by Bidder in respect of all my/our Southcorp Shares and agree to transfer to Bidder all my/our Southcorp Shares for the consideration specified in the Offer and on the terms of the Offer as set out in the Bidder's Statement. If the Transfer and Acceptance Form is signed under power of attorney, the attorney declares that he/she has no notice of revocation of the power of attorney.
I/We authorise Bidder to give instructions to my/our Controlling Participant in accordance with the Offer:

Individual or Shareholder	Joint Shareholder 2	Joint Shareholder 3
Sole Director and Sole Company Secretary/Director (delete one)	Director/Company Secretary (delete one)	Director

Contact details - please enter the name of the person to contact about this Transfer and Acceptance Form and their daytime telephone number.

Contact Name	Telephone Number - Business Hours / After Hours
	( )

See back of form for completion guidelines.

SRP_TKO 1TAC

008448 V_0009VC

How to complete this form

Acceptance of the Offer

A **Registration Name(s)**

Your Southcorp Shares are currently registered in the name(s) printed on this form.

If you have already sold all Your Southcorp Shares shown overleaf, do not keep or return this form.

B **The consideration applicable**

The cash consideration payable under the takeover is $4.17 per Southcorp Share.

C **Using the Transfer and Acceptance Form**

As Your Southcorp Shares are held in a CHESS Holding to accept the Offer, please complete this form and forward it to your Controlling Participant in order that they may initiate acceptance of the Offer on your behalf.

D **Signature(s)**

Please sign and date the front page of this Transfer and Acceptance Form in accordance with the following:

Joint Shareholders: where the holding is in more than one name all of the Southcorp Shareholders must sign.

Power of Attorney: to sign under power of attorney, please attach a certified copy of the power of attorney to this Transfer and Acceptance Form when you return it.

Deceased Estate: all executors must sign and attach a certified copy of probate, letters of administration or certificate of grant accompanied (where required by law for the purpose of transfer) by a certificate of payment of death or succession duties and (if necessary) a statement in terms of section 1071B(9)(b)(iii) of the Corporations Act.

Companies: this form must be signed by either 2 directors or a director and a company secretary. Alternatively, where the company has a sole director and, pursuant to the Corporations Act, there is no company secretary, or where the sole director is also the sole company secretary, that director may sign alone.

YOUR ACCEPTANCE MUST BE RECEIVED NO LATER THAN THE END OF THE OFFER PERIOD, 5:00PM (MELBOURNE TIME) ON 17 MARCH 2005 UNLESS EXTENDED.

CHESS Holders

It is the responsibility of the eligible security holder to allow sufficient time for their Controlling Participant to initiate acceptance on their behalf in accordance with ASTC Settlement Rule 14.14. If your holding is CHESS sponsored and you send your Transfer and Acceptance Form to Computershare Investor Services Pty Limited it will be forwarded to your Controlling Participant on your behalf. Computershare Investor Services Pty Limited will not be responsible for any delays incurred by this process.

If you have any questions about the terms of the Offer or how to accept, please call the offer enquiry line on 1800 101 769 (toll-free for calls made from within Australia) or +61 3 9415 4242 (for calls made outside Australia). As required by the Corporations Act, calls to those numbers will be recorded.

Privacy Statement

Personal information is collected on this form by Computershare and Bidder, for the purpose of maintaining registers of security holders, facilitating distribution payments and other corporate actions and communications. Your personal information may be disclosed to our related bodies corporate, to external service companies such as print or mail service providers, or as otherwise required or permitted by law. If you would like details of your personal information held by Computershare, or you would like to correct information that is inaccurate, incorrect or out of date, please contact Computershare. In accordance with the Corporations Act, you may be sent material (including marketing material) approved by the issuer in addition to general communications. You may elect not to receive marketing material by contacting Computershare. You can contact Computershare by e-mail: privacy@computershare.com.au

008448 V_0009WB
1TAC
SRP_TKO

FOSTER'S GROUP LIMITED
77 Southbank Boulevard Southbank Victoria 3006 Australia
Tel 61 3 9633 2000 Fax 61 3 9633 2002 www.fostersgroup.com
ABN 49 007 620 886

FOSTER'S
GROUP
Inspiring Global Enjoyment

3 February 2005

FOSTER'S APPOINTS NEW VP INVESTOR RELATIONS

Foster's Group Limited (Foster's) today announced the appointment of Chris Knorr as Vice President Investor Relations reporting to the group's Chief Financial Officer, Pete Scott.

Mr Knorr will assume responsibility for Foster's global investor relations program. He brings to the role extensive cross-functional experience at Foster's including senior positions within Taxation, Strategy and IT. Most recently Mr Knorr held the position of Vice President Strategy and IT.

Mr Knorr joined Foster's in 1987 in the role of Manager Taxation and has an Accounting degree from the Royal Melbourne Institute of Technology.

Commenting on the appointment, Foster's CFO, Mr Pete Scott said, "I am pleased to announce Chris's appointment to the role of Vice President Investor Relations. During his 18 years with Foster's, and particularly during his last three years as Vice President Strategy and IT, Chris's deep knowledge of the company has been complemented by his strong management abilities, financial rigour and a keen focus on adding value to Foster's."

Ends

Further information:

Media
Lisa Keenan
Tel: +61 3 9633 2265
Mob: 0409 150 771

Investors
Chris Knorr
Tel: +61 3 9633 2685
Mob: 0417 033 623